EXHIBIT 1

C O N T E N T S

The Quarter at a Glance	2
MD&A	5
About Forward-Looking Statements	5
About Our Business	6
Quarterly Financial Information	8
Financial Results Analysis	9
Financial and Capital Management	20
Updates to Regulatory Environment	25
Assumptions and Risks Underlying Our Forward-Looking Statements	29
Our Accounting Policies	32
Controls and Procedures	33
Non-GAAP Financial Measures	33
Consolidated Financial Statements	36
Notes to Consolidated Financial Statements	40

The Quarter at a Glance

Further to BCE Inc.’s announcement on April 17, 2007 that it was reviewing its strategic alternatives with a view to further enhancing shareholder value, BCE Inc. announced on June 30, 2007 that it has entered into a definitive agreement for BCE Inc. to be acquired by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. The all-cash transaction is valued at $51.7 billion. Under the terms of the transaction, the investor group will acquire all of the common shares of BCE Inc. for an offer price of $42.75 per common share and all preferred shares (at the various prices provided for in the definitive agreement). The transaction is subject to various approvals, including approval by BCE Inc.’s shareholders, Canadian Radio-television and Telecommunications Commission approval for the transfer of our broadcasting licences and Industry Canada with respect to the transfer of spectrum licences. BCE Inc. currently anticipates that the transaction will be completed in the first quarter of 2008. However, there can be no assurances that the proposed transaction will be completed at that time or at all. An information circular will be prepared and mailed to shareholders in the coming months providing shareholders with important information about the transaction.

The following section provides a summary of the key measures we use to assess our performance and how our results in Q2 2007 compare to our results in Q2 2006. In the first quarter of this year, we reorganized our business and changed our segment reporting to reflect the reorganization. We report results for four principal segments: Bell Wireline and Bell Wireless (collectively referred to as Bell in this document), Bell Aliant and Telesat. This reorganization reflects the company’s simplified corporate structure following the formation of Bell Aliant and the announced dispositions by BCE of its non-core assets and also brings greater focus to Bell’s core communications business.

Steady financial improvement across the company in Q2 2007 was evidenced by improved margins across all Bell business units. Higher average revenue per user (ARPU) and expense control drove increased wireless and video EBITDA, while continued focus on profitable contracts, disciplined pricing and cost management contributed to improved operating performance in our Enterprise and SMB units this quarter. We also continued to manage successfully the pace of revenue erosion in our Wireline business through a variety of customer winback and other marketing initiatives. This resulted in a decreased number of local line losses this quarter compared to last year, resulting in a lower annualized rate of network access services (NAS) erosion versus Q1 2007.
     Subscriber acquisitions in our growth services continued to improve this quarter although softer year-over-year activations moderated overall revenue growth at Bell. Bell Mobility had its best-ever second-quarter performance for gross activations. Wireless postpaid subscriber acquisitions showed a marked improvement compared to the previous quarter, owing to stronger handset offers, increased retail traffic in our sales channels and the positive impact of our Bell to Bell Calling plans. Sympatico improved subscriber acquisition momentum through competitive promotions including the new Bell Bundle. At Bell ExpressVu, reduced sales in our indirect sales channels, reduced marketing spend, and the application of various price increases negatively impacted video subscriber additions.
     We also made steady progress in the area of customer service by dealing with customer issues more promptly and effectively, which enabled us to reduce the number of calls in our contact centres, further enhancing the performance of our broadband and wireless networks, and improving service for wireline installation and repairs. In particular, there was a marked improvement in dropped calls in the Greater Toronto Area as a result of our ongoing investment in our wireless network.

Operating Highlights

BELL

	Q2 2007	TOTAL
BELL CUSTOMER CONNECTIONS	NET	CONNECTIONS
(in thousands)	ACTIVATIONS	JUNE 30, 2007

NAS	(114)	8,524
High-Speed Internet	29	1,959
Wireless(1)	63	5,884
Video	(7)	1,817

(1) Figures presented include 100% of Virgin Mobile’s subscribers.

  NAS – NAS in service decreased by 114,000, compared with 129,000 in Q2 2006, to reach 8,524,000 lines as at June 30, 2007. Despite intense competition from cable television operators for local telephone service, the decrease in the number of total line losses year over year can be attributed largely to an increase in residential customer winbacks, continued solid wholesale demand for access lines in Western Canada and a comparatively lower number of disconnections during the residential move season. The annualized rate of NAS erosion of 4.7% in Q2 2007 is comparable to 4.8% in Q1 2007.

  High-Speed Internet – We added 29,000 net new high-speed Internet customers this quarter, compared with 25,000 net activations in Q2 2006, bringing our end of period customer base to 1,959,000 or 9.7% higher than last year. Subscriber acquisition in the quarter was driven largely by our competitive promotions, increased activations on Sympatico’s WiMax service and the re-introduction of bundled service packages. We adjusted our customer base at the beginning of Q2 by 11,000 subscribers to remove non-paying customers who did not use the network in 2007.

2 BCE INC. 2007 QUARTERLY REPORT

The Quarter at a Glance

  Wireless – Wireless net activations in the quarter were 63,000 compared with 97,000 in Q2 2006, bringing our wireless subscriber count to 5,884,000 at the end of Q2 2007. The year-over-year decrease was due mainly to a higher number of deactivations and lower postpaid gross activations. Wireless net activations in the quarter compare favourably to the 13,000 net activations in Q1 2007, reflecting the actions implemented by the company over the past two quarters to capture a higher share of industry activations together with ongoing investment in wireless network quality and high speed mobile data coverage.
  Video – Our video subscriber base decreased by 7,000 in the quarter compared with net activations of 19,000 last year, reflecting higher churn which increased to 1.3% from 1.0% in Q2 2006. This result was brought about largely by higher deactivations of non-paying customers as we accelerated the processing of accounts in collection with our focus on accounts receivable management and cash flow. The application of various price increases in 2006 and 2007 also had a negative effect on churn this quarter. At the end of Q2 2007, we had 1,817,000 video customers, representing a 3.4% increase over the past year.

In the Bell Wireline segment, legacy voice revenues decreased at a slower rate compared to previous quarters as we continued to proactively manage the ongoing erosion of our traditional local line access business through strategic product pricing, customer winbacks and other marketing initiatives such as the launch of the Bell Bundle. While growth services accounted for a larger proportion of Bell Wireline revenues, total Wireline revenues decreased year over year, due to ongoing residential local line losses, strong price competition, softer information communications technology (ICT) sales in our Enterprise unit, and the negative impact of regulatory rulings. Wireline operating income also was lower compared with the previous year, despite decreased labour costs, lower net benefit plans cost and further productivity improvements, mainly as a result of the continuing evolution in product mix from higher-margin legacy to lower-margin growth services, increased bad debt expense and higher restructuring costs.
     The Bell Wireless segment reported improved financial results this quarter, driven by an increase in ARPU and careful control over operating expenses, which contributed directly to higher operating margins. In addition, subscriber acquisition increased progressively during the quarter as retail traffic in our sales channels improved, reflecting improved relationships with our dealers, better sales execution, increased distribution, and a positive customer response to our calling plans and enhanced handset portfolio.

BELL ALIANT

In the Bell Aliant segment, growth in revenues from Internet, data and information technology (IT) services more than offset declining revenues from traditional wireline services. This increase in revenues, as well as the transaction costs related to the formation of Bell Aliant incurred in 2006, contributed to higher operating income year over year, despite higher labour costs and cost of goods sold.

TELESAT

At Telesat, revenue growth was driven by a non-recurring sale of satellite capacity and by steady growth in sales of its two-way broadband access services. Higher revenues contributed to the year-over-year improvement in operating income, which was offset partly by higher operating expenses due to increased cost of equipment sales and compensation costs.

Operating Revenues

In Q2 2007, total operating revenues at BCE increased to $4,438 million, up 1.5% compared with the second quarter of 2006, reflecting higher revenues at Bell, Bell Aliant and Telesat. Revenues at Bell grew 1.4% year over year to $3,648 million, driven mainly by growth in video, wireless, Internet and broadband connectivity revenues, as well as increased sales of ICT products and services to our SMB customers. These positive factors were largely offset by ongoing erosion of legacy wireline services from additional residential local line losses and continued business customer migration to Internet Protocol (IP), lower ICT sales to Enterprise customers, lower wholesale revenues, and the reduction in revenues from regulatory rulings. We continued to manage effectively the pace of revenue erosion in our Wireline business through residential customer retention initiatives, strategic product pricing increases, and careful management of IP migration, which moderated the year-over-year decline in Wireline revenues. As a result of a decrease in the number of residential local line losses and higher business NAS additions year over year, legacy voice revenues (comprised of local and access and long distance services) at Bell decreased 5.0% in Q2 2007, compared with 8.4% in Q2 2006.

Operating Income and EBITDA(1)

Operating income for BCE in Q2 2007 was $898 million, up slightly from $894 million in the same quarter in 2006. Higher EBITDA more than offset higher restructuring costs and an increase in amortization expense. EBITDA for BCE increased $44 million or 2.5%, year over year, to $1,777 million, due primarily to higher EBITDA at Bell. Higher restructuring and other items this quarter were related largely to costs associated with the review of strategic alternatives.

(1) EBITDA, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled NON-GAAP FINANCIAL MEASURES contained in BCE Inc.’s 2007 Second Quarter MD&A dated July 31, 2007.

3 BCE INC. 2007 QUARTERLY REPORT

The Quarter at a Glance

     At Bell, operating income declined 1.0% to $681 million in Q2 2007 from $688 million in the same three-month period last year, despite better EBITDA, mainly as a result of higher restructuring costs and amortization expense. EBITDA at Bell increased 3.2%, year over year, to $1,398 million, reflecting higher wireless margins due to increased ARPU, improved profitability of our Enterprise and SMB businesses, lower labour costs, a reduction in general and administrative costs, and decreased net benefit plans cost. This was partly offset by the negative impact from the loss of high-margin legacy voice and data revenues, increased bad debt expense, higher contact centre costs to improve service levels, increased advertising and marketing costs associated with the launch of our Bell Bundle and Home Phone service packages, and the impact of regulatory decisions. As a result of higher revenues and EBITDA, Bell’s EBITDA margin in Q2 2007 improved 0.7 percentage points, year over year, to 38.3%.

Net Earnings / Earnings per Share (EPS)

Net earnings applicable to common shares for Q2 2007 were $667 million, or $0.83 per common share, 40% and 57% higher, respectively, than net earnings of $476 million, or $0.53 per common share for Q2 2006. Excluding the impact of restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1), net earnings decreased by $37 million to $445 million from $482 million in Q2 2006. While EBITDA improved year over year, the year-over-year decrease in earnings, excluding the foregoing items, can be attributed mainly to higher non-controlling interest, amortization expense and foreign exchange losses related to certain financial hedges that did not qualify for hedge accounting. The decrease in earnings, however, was more than offset by a year-over-year reduction in the number of outstanding BCE Inc. common shares due to the distribution of Bell Aliant trust units to holders of BCE Inc. common shares in July 2006 and the repurchase of BCE Inc. common shares under its normal course issuer bid. Consequently, on an EPS basis, net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant increased by $0.02 per common share, year over year, to $0.56.

Capital Expenditures

Capital expenditures for BCE decreased 13.1%, year over year, to $745 million. As a percentage of revenues, capital expenditures declined to 16.8% in Q2 2007 from 19.6% last year. Similarly, Bell’s capital expenditures decreased 14.3% to $538 million in Q2 2007, reflecting a capital intensity of 14.7% compared with 17.4% in the second quarter of 2006. The majority of capital spending in the quarter was focused on key strategic priorities within the growth areas of our business, including enhancements to the quality and breadth of our wireless data network, the expansion of our fibre-to-the-node footprint to deliver higher-speed broadband access and continued development of our IP television platform. This was moderated by reduced spending on upgrades to our billing and order management systems, as these projects were completed, decreased investment in IT systems, and lower capital requirements to support our cost reduction and productivity initiatives.

Cash from Operating Activities and Free Cash Flow(1)

Cash from operating activities increased 8.6% this quarter to $1,414 million from $1,302 million in Q2 2006, due mainly to lower interest payments as a result of timing of interest payments at Bell Aliant and the refinancing of debt at lower rates, an increase in proceeds from the securitization of accounts receivable, higher EBITDA and lower income taxes paid as a result of the formation of the Bell Aliant income trust. This was partly offset by an increase in pension plan payments as a result of contributions made to the Bell Canada pension plan during the quarter.
     Our free cash flow this quarter was $236 million, representing an increase of $170 million compared with free cash flow of $66 million in Q2 2006. This was due mainly to an increase in cash from operating activities as described previously, a decrease in capital expenditures, offset partly by an increase in dividends paid to non-controlling interest resulting from distributions made by Bell Aliant.

(1) EBITDA, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled NON-GAAP FINANCIAL MEASURES contained in BCE Inc.’s 2007 Second Quarter MD&A dated July 31, 2007.

4 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and is comprised of our Bell Wireline and Bell Wireless segments. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2007 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2006 dated March 7, 2007 (BCE 2006 MD&A), as updated in BCE Inc.’s 2007 First Quarter MD&A dated May 1, 2007 (BCE 2007 First Quarter MD&A).

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2006 dated March 7, 2007 (BCE 2006 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2007 and 2006.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, or in the BCE 2007 First Quarter MD&A, the outlooks provided in the BCE 2006 MD&A remain unchanged.
     This MD&A contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of applicable Canadian securities legislation and of the United States Private Securities Litigation Reform Act of 1995. It is important to know that:

  unless otherwise indicated, forward-looking statements in this MD&A describe our expectations at July 31, 2007 our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

A number of assumptions were made by BCE in making forward-looking statements in the BCE 2006 MD&A, in the BCE 2007 First Quarter MD&A, and in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in Assumptions and Risks Underlying Our Forward-Looking Statements. Additional important assumptions and risks are also discussed under the section entitled Updates to Regulatory Environment.

5 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2006 MD&A.

STRATEGIC PRIORITIES

Our strategy is to deliver consistent, reliable and high-quality integrated communication services to our customers efficiently and cost effectively. We strive to offer a differentiated customer experience through leveraging our network capabilities, products and brand. By differentiating our business from the competition and building stronger customer loyalty, we expect to drive the profitable expansion of our growth services (comprised of wireless, video, Internet, and information communications technology (ICT) services) and slow the decline of our traditional voice and data businesses.
     In order to improve customer experience in 2007, we are focusing on improving the customer relationship, enhancing our networks and processes and delivering innovative products and services. During the quarter, we made progress in each of these key areas:

Customer Relationship

  We reduced the rate of missed appointments in the quarter as a percentage of total appointments for wireline installations and repairs by approximately 7% and 25%, respectively, over the same period last year.
  First Call Resolution for all our consumer services on a combined basis improved 4.2 percentage points compared with the same quarter last year to reach 78.7% in Q2 2007.
  The time to repair residential high-speed Internet service was cut by almost half over last year, reaching 39.4 hours in Q2 2007 compared with 76.3 hours in Q2 2006.
  The average wait time for a new video installation improved from 4 days in 2006 to 2.4 days in 2007.
  The mean time to repair for Enterprise customers improved 43% this quarter to 4.1 hours, reflecting significant process improvements with respect to problem escalation and resolution brought about largely by the roll out of our Service Desk program.
  In line with our focus on increasing our market presence through expanding our points of distribution, we added 9 new corporate stores and 36 new retail partner locations during the quarter, bringing the total number of new locations added in the first six months of 2007 to 19 corporate stores and 94 retail partners.

Networks and Processes

  We continued with our roll out of fibre-to-the-node (FTTN) by deploying another 435 neighbourhood nodes in Q2 2007, raising the total number of nodes deployed to 4,227.
  We expanded the footprint of our enhanced high-speed wireless data network, also known as Evolution, Data Optimized (EVDO) Rev A, in Québec, Ontario, and the Maritimes, increasing coverage to approximately 68% of the Canadian population. EVDO Rev A is the next generation of EVDO technology that further increases peak data transmission upload speeds to approximately 1.8 megabits per second (Mbps) and peak download speeds to more than 3 Mbps.

Products and Services

  On May 15, 2007, we introduced Bell Bundle, a competitive service bundle that allows Bell customers to combine Bell long distance, ExpressVu satellite TV, Sympatico high-speed Internet and Bell Mobility wireless services into one simple package with savings between $5 and $20 per month.
  Bell Mobility launched five new hardware devices this quarter. We were the first Canadian service provider to introduce the Blackberry® 8830 World Edition smartphone, which is the first CDMA device to deliver the high-speed mobile connectivity of CDMA in Canada and North America combined with international voice and data roaming on GSM/GPRS networks outside North America, and three wireless mobile data devices (Novatel Wireless P720 PC Card, Novatel Wireless U720 USB Modem and Novatel Wireless X720 ExpressCard) that take advantage of Bell Mobility’s EVDO Rev A service.
  We introduced Home Office Internet Solution, a suite of Internet products and services built specifically to serve home office customers that combines high-speed Internet, security, e-mail and web hosting services.
  We made SIRIUS Satellite Radio’s commercial-free music programming available exclusively on Bell Mobility phones during the quarter. This added to our growing roster of entertainment offerings, which now includes on-demand mobile movies, mobile television and Canada’s largest catalogue of mobile music tracks.

6 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

CORPORATE DEVELOPMENTS

BCE Inc. Reaches Definitive Agreement to Be Acquired

Further to BCE Inc.’s announcement on April 17, 2007 that it was reviewing its strategic alternatives with a view to further enhancing shareholder value, BCE Inc. announced on June 30, 2007 that it entered into a definitive agreement (Definitive Agreement) for BCE Inc. to be acquired by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan (Teachers’), Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (collectively, the Investor Group). The all-cash transaction is valued at $51.7 billion, including $16.9 billion of debt, preferred equity and non-controlling interest. Under the terms of the transaction, the Investor Group will acquire all of the common shares of BCE Inc. for an offer price of $42.75 per common share and all preferred shares (at various prices provided for in the Definitive Agreement). The transaction is subject to various approvals, including approval by BCE Inc.’s shareholders, Canadian Radio-television and Telecommunications Commission (CRTC) approval for the transfer of our broadcasting licences and Industry Canada with respect to the transfer of spectrum licences. Under the terms of the Definitive Agreement, BCE Inc. has agreed that prior to completion of the transaction, it will conduct its business in the ordinary course consistent with past practice. In connection with this general covenant, BCE Inc. has also agreed to certain specific covenants, which, among other things, restrict certain of its activities, including the entering into of certain transactions such as mergers, asset dispositions and acquisitions, capital contributions and the incurrence of debt (subject to certain thresholds and exceptions). BCE Inc. currently anticipates that the transaction will be completed in the first quarter of 2008. However, there can be no assurances that the proposed transaction will be completed at that time or at all. For more information, refer to BCE Inc.’s Material Change Report dated July 5, 2007 filed with the Canadian securities commissions (available on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) (available on EDGAR at www.sec.gov).

New Price Cap Framework

On April 30, 2007, the CRTC issued Telecom Decision 2007-27 where it established the new rules that will govern the prices Bell Canada and other incumbent telephone companies charge for residential and business local services that remain subject to regulation. The new regime will continue indefinitely and provides incumbent telephone companies with more pricing flexibility to meet individual customer needs. Key elements of the new price cap regime that took effect on June 1, 2007 include the following:

  basic residential service prices in urban areas cannot increase beyond current levels basic residential service prices in high-cost areas can increase by the lesser of the rate of inflation or 5 per cent per year the upper limit on prices for residential local options and features and bundles is removed increased flexibility to charge different prices to different customers for residential services, including options and features business local service prices can rise by the rate of inflation overall, with individual element price increases capped at 10%
  prices for local calls from pay phones can increase from 25 to 50 cents for cash calls and from 50 cents to a dollar for non-cash calls prices for 911 and other public safety/social services are frozen at current levels there is no deferral account in connection with the new regime.

Furthermore, under the new local services forbearance framework that came into effect on April 4, 2007, Bell Canada and Bell Aliant began filing for local service forbearance in qualifying areas in Ontario, Québec, and Atlantic Canada. As we become forborne from regulation of local services across our territory, fewer services and less revenue will be subject to price cap rules.

Normal Course Issuer Bid (NCIB)

No common shares were purchased under the NCIB during the second quarter of 2007 as the program was suspended pending completion of the company’s strategic alternatives review process. Although the strategic alternatives review process was completed and BCE Inc. has entered into a Definitive Agreement to be acquired by the Investor Group, share purchases under the NCIB remain suspended. As at June 30, 2007, the company had purchased and cancelled 7.4 million common shares for a total cost of $227 million.

7 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2007			2006			2005

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues	4,438	4,385	4,532	4,407	4,374	4,343	4,526	4,394
EBITDA(1)	1,777	1,740	1,639	1,712	1,733	1,698	1,674	1,705
Amortization expense	(807)	(787)	(796)	(787)	(789)	(756)	(777)	(774)
Restructuring and other items	(72)	(36)	(91)	(126)	(50)	(88)	(24)	(31)

Operating income	898	917	752	799	894	854	873	900
Earnings from continuing operations	562	526	714	322	441	403	387	441
Discontinued operations	138	3	3	(20)	53	91	43	18

Net earnings	700	529	717	302	494	494	430	459
Net earnings applicable to common shares	667	499	699	285	476	477	413	441
Included in net earnings:
Net gains (losses) on investments
Continuing operations	132	103	410	8	–	1	–	–
Discontinued operations	136	1	2	(11)	35	80	–	–
Restructuring and other items	(46)	(25)	(66)	(71)	(27)	(58)	(16)	(21)
Costs incurred to form Bell Aliant	–	–	–	(28)	(14)	–	–	–

Net earnings per common share
Continuing operations – basic	0.65	0.62	0.83	0.38	0.47	0.42	0.39	0.46
Continuing operations – diluted	0.65	0.62	0.83	0.38	0.47	0.42	0.39	0.46
Net earnings – basic	0.83	0.62	0.84	0.36	0.53	0.52	0.44	0.48
Net earnings – diluted	0.83	0.62	0.84	0.36	0.53	0.52	0.44	0.48
Average number of common shares outstanding – basic (millions)	803.2	806.0	811.6	818.8	896.4	920.5	927.3	927.0

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – EBITDA in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

8 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q2 2007 and YTD 2007 compared with Q2 2006 and YTD 2006. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q2 2007	Q2 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Operating revenues	4,438	4,374	1.5%	8,823	8,717	1.2%
Operating expenses	(2,661)	(2,641)	(0.8%)	(5,306)	(5,286)	(0.4%)

EBITDA	1,777	1,733	2.5%	3,517	3,431	2.5%
Amortization expense	(807)	(789)	(2.3%)	(1,594)	(1,545)	(3.2%)
Restructuring and other items	(72)	(50)	(44.0%)	(108)	(138)	21.7%

Operating income	898	894	0.4%	1,815	1,748	3.8%
Other (expense) income	(20)	(36)	44.4%	112	(45)	n.m .
Interest expense	(220)	(227)	3.1%	(435)	(459)	5.2%

Pre-tax earnings from continuing operations	658	631	4.3%	1,492	1,244	19.9%
Income taxes	(8)	(153)	94.8%	(221)	(322)	31.4%
Non-controlling interest	(88)	(37)	n.m .	(183)	(78)	n.m .

Earnings from continuing operations	562	441	27.4%	1,088	844	28.9%
Discontinued operations	138	53	n.m .	141	144	(2.1%)

Net earnings	700	494	41.7%	1,229	988	24.4%
Dividends on preferred shares	(33)	(18)	(83.3%)	(63)	(35)	(80.0%)

Net earnings applicable to common shares	667	476	40.1%	1,166	953	22.4%

EPS	0.83	0.53	56.6%	1.45	1.05	38.1%

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE increased 1.5% to $4,438 million in Q2 2007 and 1.2% to $8,823 million year-to-date, reflecting higher revenues at Bell, Bell Aliant and Telesat.
     Revenues at Bell increased 1.4% year over year in Q2 2007 to $3,648 million, driven by revenue growth of 7.4% in our Bell Wireless segment due mainly to higher average revenue per user (ARPU) and subscriber growth, offset largely by a 0.8% decline in Bell Wireline segment revenues. Similarly, in the first half of 2007, Bell revenues improved 0.9% to $7,227 million from $7,163 million in the same six-month period in 2006.
     The year-over-year decreases in Bell Wireline segment revenues resulted mainly from the ongoing erosion of legacy services due to further residential local line losses and continued business customer migration to Internet Protocol (IP), lower ICT sales to Enterprise customers, softer wholesale revenues, and an $8 million net impact from regulatory rulings related to pricing for basic service extension features (BSEF). However, we continued to proactively manage the pace of revenue erosion in our Wireline business through residential customer retention initiatives, strategic product pricing increases, and careful control over IP migration, which helped to moderate the year-over-year decline in Bell Wireline revenues. In addition, the year-to-date results for 2006 included $14 million of non-recurring revenues recognized in Q1 2006 from a contract to provide telecommunications services to the areas affected in the United States by Hurricane Katrina. These impacts were partly offset by continued growth in video revenues, higher Internet and broadband connectivity access revenues across all customer segments, and increased sales of value-added services and Virtual Chief Information Officer solutions (VAS/VCIO) to SMB customers.
     Our growth services portfolio, which grew by about 7.6% this quarter and 7.4% year-to-date, accounted for 55% of Bell’s revenues in both the second quarter and first six months of 2007, compared with 52% and 51% in the same periods one year earlier.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Income

Operating income for BCE was $898 million in Q2 2007 and $1,815 million in the first six months of the year, representing increases of 0.4% and 3.8%, respectively, over the same periods in 2006. At Bell, operating income decreased 1.0% to $681 million in Q2 2007 from $688 million in the same quarter last year, but improved 3.7% year-to-date to $1,392 million from $1,342 million in 2006. The results for 2007 included restructuring and other items related mainly to workforce restructuring initiatives and costs associated with the strategic alternatives review, while the results for 2006 reflected restructuring costs for involuntary employee departures at Bell, the relocation of employees and closing of real estate facilities related to the reduced workforce, as well as costs incurred to form Bell Aliant.

9 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

     Operating income before restructuring and other items(1) in Q2 2007 was $970 million or 2.8% higher than the same quarter in 2006 at BCE and was $752 million or 4.0% higher at Bell. Similarly, on a year-to-date basis, operating income before restructuring and other items was $1,923 million or 2.0% higher than the first six months of 2006 at BCE, and was $1,503 million or 2.8% higher at Bell. The increase in operating income before restructuring and other items both at BCE and Bell in the second quarter and first half of 2007 resulted primarily from:

  higher operating revenues
  lower labour costs from decreased use of consultants and contractors lower video subscriber acquisition costs
  control over general and administrative expenses
  lower net benefit plans cost due mainly to a higher return on plan assets and a reduction in other post-employment benefits (OPEB) provided to future retirees ongoing productivity improvements.

These factors were partly offset by:

  continued erosion of our high-margin residential network access services (NAS) wireline customer base higher contact centre costs to drive service level improvements increased advertising and marketing costs associated with the launch of Bell Bundle and Home Phone packages increased bad debt expense resulting from an increased focus on accounts receivable collections and cash flow the negative impact of regulatory decisions related to pricing for BSEF higher amortization expense.

In addition, higher wireless subscriber acquisition costs and customer retention expenses this quarter impacted operating income in Q2 2007. However, on a year-to-date basis these costs were lower, contributing to the improvement in operating income in the first half of 2007.
     Higher gross margins at Bell Aliant contributed to higher BCE operating income in both the second quarter and first half of 2007.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA

EBITDA at BCE increased 2.5% in both the second quarter and first half of 2007 to $1,777 million and $3,517 million, respectively, from $1,733 million and $3,431 million in the corresponding periods of 2006. These results reflected improved performance at Bell and at Telesat where a non-recurring sales lease transaction contributed positively to margins despite higher cost of network equipment sales and higher compensation costs. This was offset partly by lower EBITDA at Bell Aliant where higher labour costs and higher expenses directly related to growth in IT sales more than offset increased revenues and lower net benefit plans cost. Overall, BCE’s EBITDA margin increased slightly to 40.0% this quarter and 39.9% year-to-date from 39.6% and 39.4% last year, respectively.
     EBITDA at Bell increased to $1,398 million this quarter, up 3.2% compared with $1,354 million in Q2 2006. Year-to-date, EBITDA at Bell improved 3.6% to $2,777 million from $2,680 million last year. Higher EBITDA in 2007 both on a quarterly and year-to-date basis reflected the growth in contribution from the Bell Wireless segment which exceeded the decrease in contribution from the Bell Wireline segment. This resulted in Bell’s EBITDA margin improving 0.7 and 1.0 percentage points to 38.3% and 38.4% in the second quarter and first half of 2007, respectively. The year-over-year improvement in EBITDA margin for the quarter and year to date mainly reflected lower net benefit plans costs, and higher EBITDA in our Wireless, Video, Enterprise and SMB units. This was partly offset by reduced legacy voice and data revenues, lower second quarter EBITDA in our Wholesale unit, higher bad debt expense, and the negative net impact from regulatory rulings referenced previously.
     Net benefit plans cost totalled $98 million this quarter and $200 million in the first six months of 2007, representing decreases of 27% and 26%, respectively, compared with $134 million and $270 million in the same periods last year. The decreases were due mainly to a plan amendment related to the phase-out of post-retirement benefits for future retirees over the next 10 years and an improvement in the market value of the pension plan assets mainly as a result of favourable actual returns in the pension funds in 2007.
     Bell Wireless EBITDA increased 14.9% to $401 million in Q2 2007 from $349 million in the previous year, driven primarily by revenue growth of 7.4%. This was partly offset by higher subscriber acquisition costs (comprised primarily of handset subsidies, sales commissions, and marketing expenses) due to more gross activations than Q2 2006, higher customer retention costs, higher labour costs from an increase in our direct sales channels, increased roaming charges, and higher costs associated with content deals for Bell Mobility’s data services. These factors contributed to a wireless EBITDA margin of 39.9% this quarter, representing a 2.7 percentage point improvement over Q2 2006. We increased our Wireless EBITDA margin as a percentage of network revenues by 2.3 percentage points, year over year, to 43.6%. On a year-to-date basis, wireless EBITDA was $806 million compared with $679 million in the first six months of 2006, representing an 18.7% improvement year over year. Higher wireless EBITDA year-to-date was driven mainly by revenue growth of 7.7%, lower subscriber acquisition costs stemming largely from a reduced number of gross activations, and careful cost

(1) Operating income before restructuring and other items is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Operating income before restructuring and other items contained in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

10 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

control over customer retention and handset upgrades. This was offset partly by higher call centre outsourcing costs and increased advertising costs. Accordingly, our wireless EBITDA margin improved 3.9 percentage points, year over year, to 41.2% in the first half of 2007.
     Video EBITDA increased 21.4% and 26.8% in the second quarter and first half of 2007, respectively, to $68 million and $123 million from $56 million and $97 million in the same periods last year. The year-over-year improvements reflected solid revenue growth, lower subscriber acquisition costs due mainly to a decrease in gross activations, lower marketing spend, as well as operating cost savings brought about by renegotiated agreement terms and other promotional credits from certain broadcasters. A favourable $13 million regulatory adjustment related to a judicial decision with respect to licence fees at Bell ExpressVu also contributed to higher video EBITDA on a year-to-date basis in 2007. The improvements in video EBITDA in the second quarter and first half of the year were partly offset by higher call centre costs incurred to improve service levels, increased bad debt expense, as well as higher administrative costs to support both credit and collection activities and the future launch of IP television (IPTV).

Amortization Expense

Amortization expense of $807 million in Q2 2007 and $1,594 million on a year-to-date basis in 2007 represented increases of $18 million and $49 million, or 2.3% and 3.2%, respectively, compared to $789 million and $1,545 million for the same periods last year. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements.

Restructuring and Other Items

We recorded restructuring charges and other items of $72 million in Q2 2007 and $108 million on a year-to-date basis in 2007. These included:

  charges of $15 million in Q2 2007 and $24 million on a year-to-date basis in 2007 related to workforce restructuring initiatives for the involuntary departure of approximately 210 employees in Q2 2007 and 370 employees on a year-to-date basis charges of $26 million in Q1 2007 and on a year-to-date basis in 2007 related to a voluntary early retirement plan for approximately 250 employees which is now complete charges of $13 million in Q2 2007 and $19 million on a year-to-date basis in 2007 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce charges of $44 million in Q2 2007 and $39 million on a year-to-date basis in 2007 related primarily to transaction costs associated with the review of the strategic alternatives. These transaction costs relate mainly to financial advisory, professional and consulting fees. We expect to incur additional costs to complete the privatization transaction through to the closing.

Other (Expense) Income

Other expense of $20 million in Q2 2007 represented a decrease of $16 million compared to $36 million for the same period last year. The decrease resulted mainly from a $40 million charge for premium costs on early redemption of Bell Aliant debt in Q2 2006 mainly offset by an increase in foreign exchange losses in Q2 2007.
     Other income of $112 million on a year-to-date basis in 2007 represented an increase of $157 million compared to other expense of $45 million for the same period last year. The increase resulted mainly from a $92 million dilution gain in Q1 2007 resulting from an issuance of units by Bell Aliant in which we did not participate in conjunction with its privatization of the Bell Nordiq Income Fund, a $40 million charge for premium costs on early redemption of Bell Aliant debt in Q2 2006 and a loss of $13 million that was realized in Q1 2006 on the exercise of a swaption issued by Bell Aliant. This was partly offset by an increase in foreign exchange losses in Q2 2007.

Interest Expense

Interest expense of $220 million in Q2 2007 and $435 million on a year-to-date basis in 2007 represented decreases of $7 million and $24 million, or 3.1% and 5.2%, respectively, compared to $227 million and $459 million for the same periods last year as a result of refinancing of debt at lower rates.

Income Taxes

Income taxes of $8 million in Q2 2007 represented a decrease of $145 million or 95% compared to $153 million for the same period last year mainly due to the settlement in Q2 2007 of an uncertain tax position with the Canada Revenue Agency in connection with the sale of an investment in a prior year, which resulted in the reversal of a tax accrual, and the impact of the non-taxable portion of Bell Aliant’s income. Income taxes of $221 million on a year-to-date basis in 2007 represented a decrease of $101 million or 31% compared to $322 million for the same period last year. This decrease related mainly to the items noted above, as well as the non-taxable dilution gain from the issuance of units by Bell Aliant in Q1 2007. These decreases were partly offset by higher pre-tax earnings and favourable audit settlements in Q1 2006.

11 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Non-Controlling Interest

Non-controlling interest of $88 million in Q2 2007 and $183 million on a year-to-date basis in 2007 represented increases of $51 million and $105 million, respectively, compared to $37 million and $78 million for the same periods last year. This was mainly due to our decreased ownership interest upon the formation of Bell Aliant in Q3 2006 and higher net earnings at Bell Aliant.

Discontinued Operations

The net gain from discontinued operations of $138 million in Q2 2007 and $141 million on a year-to-date basis in 2007 relates mainly to Bell Aliant’s gain on sale of its directory business, Aliant Directory Services (ADS) of $110 million.
     The net gain from discontinued operations of $53 million in Q2 2006 relates mainly to a gain of $52 million realized on the return of capital from Bell Canada International Inc. (BCI) and operating income at CTVglobemedia Inc. (CTVglobemedia) offset by a write-down of $17 million on our remaining investment in CGI Group Inc. (CGI). On a year-to-date basis, the net gain from discontinued operations of $144 million was further impacted by our gain on disposition of CGI of $79 million.

Dividends on Preferred Shares

Dividends on preferred shares of $33 million in Q2 2007 and $63 million on a year-to-date basis in 2007 increased by $15 million and $28 million, or 83% and 80%, respectively, compared to $18 million and $35 million for the same periods last year. This increase resulted from the new series of preferred shares created further to a plan of arrangement of Bell whereby all of the issued and outstanding series of preferred shares of Bell, the dividends on which were previously classified as non-controlling interest at BCE, were exchanged for corresponding series of First Preferred Shares of BCE Inc. This plan of arrangement was effective on January 31, 2007.

Net Earnings and Earnings per Share (EPS)

Net earnings applicable to common shares for Q2 2007 were $667 million, or $0.83 per common share, which represents an increase of 40% compared with net earnings of $476 million, or $0.53 per common share for the same period last year. Included in net earnings in Q2 2007 was a net charge of $46 million for restructuring and other items and net gains on investments of $268 million. Net gains on investments included the reversal of a tax accrual due to the settlement of an uncertain tax position with the Canada Revenue Agency in connection with the sale of an investment in a prior year and a net gain from discontinued operations of $110 million on Bell Aliant’s sale of ADS. In the second quarter of 2006, net earnings included a net charge of $27 million for restructuring and other items, a $14 million premium cost for Bell Aliant’s early redemption of long-term debt and net gains of $35 million from discontinued operations. Excluding the impact of these items, net earnings of $445 million decreased by $37 million from net earnings of $482 million in Q2 2006.
     While EBITDA improved year over year, the decrease of $37 million in net earnings can be attributed to higher non-controlling interest, amortization expense and foreign exchange losses related to certain financial hedges that did not qualify for hedge accounting. The decrease in earnings, however, was more than offset by a year-over-year reduction in the number of outstanding BCE Inc. common shares due to the distribution of Bell Aliant trust units to holders of BCE Inc. common shares in July 2006 and the repurchase of BCE Inc. common shares under its NCIB. Consequently, on an EPS basis, net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1) increased by $0.02 per common share, year over year, to $0.56.
     On a year-to-date basis, net earnings applicable to common shares were $1,166 million, or $1.45 per common share, which represents an increase of 22% compared with net earnings of $953 million, or $1.05 per common share for the same period last year. Year-to-date earnings were further impacted by a net charge of $25 million for restructuring and other items and net gains on investments of $104 million. Net gains on investments included a $92 million dilution gain as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund. Excluding the impact of these items, net earnings of $865 million decreased by $71 million from net earnings of $936 million in the first six months of 2006.
     While EBITDA improved year over year, net earnings decreased by $71 million for the same reasons as in Q2 2007. Similarly, the decrease in earnings was more than offset by the reduction in the number of outstanding BCE Inc. common shares. Consequently, on an EPS basis, net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant increased by $0.05 per common share, year over year, to $1.08.

(1) Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

12 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

In the first quarter of 2007, our management structure changed and as a result, our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. We have restated prior periods to reflect these new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell’s residential, small and medium-sized business and large enterprise customers primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our Wholesale business which provides local telephone, long distance, wireless, data and other services to resellers and other carriers.
     The Bell Wireless segment provides wireless telephone and paging services and products to Bell’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, data, and other information technology and communication services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
     Telesat provides satellite communications and systems management and also provides consulting services in establishing, operating and upgrading satellite systems worldwide.

OPERATING REVENUES	Q2 2007	Q2 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Bell Wireline	2,654	2,676	(0.8%)	5,292	5,372	(1.5%)
Bell Wireless	1,006	937	7.4%	1,958	1,818	7.7%
Inter-segment eliminations	(12)	(14)	14.3%	(23)	(27)	14.8%

Bell	3,648	3,599	1.4%	7,227	7,163	0.9%
Bell Aliant	826	815	1.3%	1,677	1,638	2.4%
Telesat	161	120	34.2%	283	238	18.9%
Inter-segment eliminations	(197)	(160)	(23.1%)	(364)	(322)	(13.0%)

Total operating revenues	4,438	4,374	1.5%	8,823	8,717	1.2%

OPERATING INCOME	Q2 2007	Q2 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Bell Wireline	390	449	(13.1%)	806	885	(8.9%)
Bell Wireless	291	239	21.8%	586	457	28.2%

Bell	681	688	(1.0%)	1,392	1,342	3.7%
Bell Aliant	183	173	5.8%	360	342	5.3%
Telesat	60	39	53.8%	98	78	25.6%
Inter-segment eliminations	(26)	(6)	n.m .	(35)	(14)	n.m .

Total operating income	898	894	0.4%	1,815	1,748	3.8%

n.m.: not meaningful

Bell Wireline Segment

BELL WIRELINE	Q2 2007	Q2 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Local and access	910	945	(3.7%)	1,820	1,906	(4.5%)
Long distance	307	336	(8.6%)	617	677	(8.9%)
Data	880	877	0.3%	1,773	1,764	0.5%
Video	322	286	12.6%	636	563	13.0%
Equipment and other	194	190	2.1%	364	376	(3.2%)

Total external revenues	2,613	2,634	(0.8%)	5,210	5,286	(1.4%)
Inter-segment revenues	41	42	(2.4%)	82	86	(4.7%)

Total Bell Wireline revenue	2,654	2,676	(0.8%)	5,292	5,372	(1.5%)

Bell Wireline revenues totalled $2,654 million in Q2 2007, down 0.8% from $2,676 million in Q2 2006. The positive contribution to our top-line results from revenue increases of $36 million in video, $4 million in equipment sales and other revenues and $3 million in data were more than offset by decreases in local and access services and long distance of $35 million and $29 million respectively.
     Year-to-date, Bell Wireline revenues declined 1.5% to $5,292 million compared with $5,372 million in the same six-month period in 2006. Decreases of $86 million in local and access services, $60 million in long distance and $12 million in equipment sales and other revenues were partly offset by increases of $73 million in video and $9 million in data.

13 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Local and access

Local and access revenues of $910 million in Q2 2007 and $1,820 million year-to-date, represent decreases of 3.7% and 4.5% compared with $945 million and $1,906 million in the same respective periods in 2006. The year-over-year declines were primarily the result of continued residential NAS erosion and the related loss of optional enhanced features revenue. Local and access revenues were also negatively impacted in the quarter by a CRTC decision associated with the Price Caps deferral account that took effect June 1, 2006, which mandated a reduction in local rates. Although local and access revenues declined year over year, they did so at a slower rate compared to previous quarters due largely to the positive impact of rate increases applied in September 2006 on Centrex lines for business and wholesale customers, strategic product pricing in our SMB unit, as well as other residential marketing initiatives revolving around our Home Phone service packages. In addition, a number of other factors helped to moderate the year-over-year decrease in local and access revenues in the second quarter of 2007. These included:

  the non-recurrence of a one-time rebate in Q2 2006 totalling approximately $6.5 million to long distance service providers arising from a regulatory decision applied retroactively with respect to the rates we charge for switching and aggregation services an increase in wireline maintenance revenue.

Total NAS declined by 114,000 in Q2 2007 and 221,000 in the first six months of 2007, compared with 129,000 and 262,000 in the corresponding periods last year, to reach 8,524,000 lines as at June 30, 2007. The total number of local access lines lost decreased year over year, although we continued to face ongoing aggressive competition from major cable television operators for local telephone service, continuing losses to competitive local exchange carriers (CLECs), and wireline to wireless substitution. The improvement can be attributed primarily to increased residential customer winbacks, a comparatively lower number of disconnection requests during the residential move season, and higher business NAS driven by continued strong wholesale demand for local access lines in Western Canada and the effectiveness of our SMB unit’s customer retention strategies. On a sequential basis, the annualized rate of NAS erosion improved to 4.7% this quarter from 4.8% in Q1 2007, mainly reflecting an increase in total business NAS. Although the rate of residential NAS erosion increased in the quarter to 9.8% from 9.6% in Q1 2007, this result reflected a year-over-year decrease in the number of residential lines losses, which is consistent with our objective to stabilize line losses in 2007. At the end of Q2 2007, we had 4,871,000 residential lines and 3,653,000 business lines, compared with 5,400,000 and 3,546,000, respectively, at the end of Q2 2006.

Long distance

Long distance revenues were $307 million in the second quarter of 2007 and $617 million in the first half of the year, reflecting year-over-year decreases of 8.6% and 8.9%, respectively, compared with the same periods in 2006. The percentage decrease in Q2 2007 is the lowest since the second quarter of 2004, although long distance revenues continued to be negatively affected by ongoing NAS erosion, technological substitution to wireless and Internet, losses to toll competitors, pricing pressures across our business and wholesale markets, lower rates on cross-border exchange traffic, and a reduction in total minute volumes. Higher overseas and calling card per-minute rates, and price increases applied in Q1 2007 on the majority of our residential long distance plans moderated the rate of decline in long distance revenues. In addition, the positive impact from an increase in the network charge for residential and SMB customers implemented at the end of Q1 2006 contributed to the improvement in the rate of decline in long distance revenues on a year-to-date basis. Consistent with NAS erosion and industry-wide trends, total minute volumes decreased 3.1% and 2.0% in the second quarter and first six months of 2007, respectively, to 3,249 million and 6,489 million conversation minutes from 3,353 million in Q2 2006 and 6,621 million in the first half of 2006, reflecting both lower domestic and overseas minute volumes. As a result, ARPM decreased by $0.004 in the quarter to $0.088 and $0.005 year-to-date to $0.089, compared with the same periods in 2006, despite the rate increases.

Data

Data revenues increased 0.3% this quarter to $880 million, up from $877 million in Q2 2006. Similarly, in the first six months of 2007, data revenues increased to $1,773 million from $1,764 million in 2006 or 0.5% higher year over year. The main contributors to data revenue growth this year included:

  higher Internet revenues resulting from an increase in the total number of access service connections and new price increases at both Sympatico and our SMB unit increased advertising revenues from our Sympatico/MSN portal higher IP and broadband connectivity services revenue in our Enterprise and SMB units the revenue contribution from companies acquired over the past year higher sales of VAS/VCIO products and solutions to SMB customers.

14 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

These factors were mostly offset by lower revenues from legacy products and services as well as by decreased sales of ICT solutions to our Enterprise customers. Consistent with our strategic actions to drive profitable growth, we have not been pursuing low-margin opportunities. As a result, low-margin hardware sales to Enterprise customers declined in the first half of this year. Legacy data revenues also decreased as a result of the ongoing rationalization of circuit networks by wholesale customers and competitive pricing pressures. The rate of decline in Legacy data revenues slowed, compared with previous quarters, due largely to management of IP customer migrations. In addition, data revenues were negatively impacted by approximately $10 million this quarter as a result of a regulatory decision related to the prices our Wholesale unit charged customers for BSEF since June 2002.
     The number of high-speed Internet subscribers increased by 29,000 this quarter and by 72,000 year-to-date, compared with 25,000 and 62,000 new net subscriber activations in the same periods last year. This brought our total subscriber count as at June 30, 2007 to 1,959,000, representing a 9.7% increase over the past year. At the beginning of the second quarter, we removed 11,000 customers who had no network usage in 2007 and at the beginning of the first quarter we increased our subscriber count by 18,000 customers to adjust for prior-period deactivations related to a major upgrade of our order management system. These adjustments did not impact net activations in 2007. Higher net activations this year, compared with the first half of 2006, were driven by a number of factors, including:

  improved performance in both our Québec and Ontario markets due largely to targeted marketing campaigns offering limited-time promotional rates on our high-speed services the positive customer response to service packages that combine access and hardware increased demand for Sympatico’s WiMax service
  the re-launch of the Bell Bundle, which combines a number of Bell services at a discount, including Sympatico high-speed Internet lower residential customer churn.

These factors were partly offset by a decrease in demand for access service connections from SMB and wholesale customers and the competitive impact of ongoing price discounting on multi-product bundle offers from the major cable operators in our markets. To address the increasingly competitive pricing conditions in Ontario and to help stimulate sales, we launched a promotion late in the first quarter of 2007, featuring a monthly loyalty discount and three months of free access for new High-Speed Edition customers subscribing to a multi-year contract. With the introduction of the Bell Bundle in May 2007, we placed greater marketing emphasis on signing up customers to multi-service packages, which allowed us to effectively reduce some of our aggressive promotions on Sympatico service.

Video

Video revenues grew 12.6% this quarter and 13.0% year-to-date to $322 million and $636 million, respectively, compared with $286 million and $563 million for the same periods in 2006. The improvements were driven mainly by a larger customer base, higher ARPU due to the impact of price increases implemented over the past year, continued up-selling of customers to enhanced programming packages and further growth of set-top box (STB) rentals.
     Our video churn rate increased to 1.3% this quarter and 1.2% year-to-date from 1.0% in the corresponding periods in 2006. This result was brought about largely by deactivations of 8,000 non-paying customers incremental to the normal run rate as we accelerated the processing of accounts in collection. The application of various price increases in 2006, and more recently during the first two quarters of 2007, also negatively affected churn in the first six months of the year.
     Mainly as a result of higher churn and weaker sales in our independent retail channels, net activations were negative 7,000 this quarter and negative 3,000 in the first half of 2007, compared with net activations of 19,000 and 31,000 in the same periods last year. Despite reduced activity in our retail channels in the first half of the year, we experienced higher sales in our direct channels as a result of solid execution on promotional offers and continued operational focus on offer simplicity and order process. Our video subscriber base has increased by 3.4% since the end of Q2 2006, reaching 1,817,000 as at June 30, 2007.
     Video ARPU increased by $4 to $58 per month in both the second quarter and first six months of 2007 from $54 and $53 per month in the same periods last year. The improvement resulted mainly from price increases implemented over the past year, customer upgrades to higher-priced programming packages, higher rental fee revenue from increased STB rentals, and higher pay-per-view revenues. In the first two quarters of 2007, we implemented monthly rate increases of $4 and $5 per month on our standard digital programming packages, which impacted the majority of our customers. Increased customer retention discounts and promotional programming credits partly offset the year-over-year ARPU increases.

Equipment sales & other

Equipment sales and other revenues increased 2.1% to $194 million this quarter from $190 million in Q2 2006. The year-over-year improvement mainly reflected higher customer demand for Sympatico’s PC purchase program and higher equipment sales at our Bell West unit. This was partly offset by reduced sales and maintenance of legacy voice equipment to our business (Enterprise and SMB) and wholesale customers. Year-to-date, equipment sales and other revenues decreased 3.2% to $364 million from $376 million in 2006, primarily as a result of a one-time contribution to revenues in Q1 2006 from a network infrastructure installations contract to help restore telecommunications service to the areas in the United States affected by Hurricane Katrina.

15 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Wireline Operating Income

Our Bell Wireline segment reported operating income of $390 million and $806 million in the second quarter and first six months of 2007, respectively, representing declines of 13.1% and 8.9% compared with the same periods last year. The year-over-year decreases can be attributed mainly to the following factors:

  erosion of our residential NAS customer base
  loss of higher-margin legacy voice and data business to the competition higher cost of product sales from a greater number of new high-speed subscriber activations higher marketing and sales expenses associated with the launch of the Bell Bundle and our Home Phone service packages increased bad debt expense resulting from an increased focus on accounts receivable collections and cash flow higher call centre costs related to service improvements
  higher amortization expense.

The impact of certain regulatory rulings related to prices charged for BSEF to our wholesale customers since June 2002 and the Price Caps deferral account, as well as higher restructuring and other costs associated with the strategic alternatives review process and further headcount reductions, also negatively impacted Bell Wireline operating income in the quarter.
     Lower labour costs from a reduced workforce and decreased use of contractors and consultants, lower cost of goods sold from lower domestic and international long distance traffic, reduced subscriber acquisition costs in our Video unit due to decreased gross activations, lower net benefit plans cost, as well as ongoing productivity improvements, partly offset the pressures on wireline operating income in both the second quarter and first half of this year.

Bell Wireless Segment

BELL WIRELESS	Q2 2007	Q2 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Network	920	845	8.9%	1,807	1,638	10.3%
Equipment	74	82	(9.8%)	130	159	(18.2%)

Total external revenues	994	927	7.2%	1,937	1,797	7.8%
Inter-segment revenues	12	10	20.0%	21	21	0.0%

Total Bell Wireless revenue	1,006	937	7.4%	1,958	1,818	7.7%

Bell Wireless operating revenues increased 7.4% and 7.7% to $1,006 million and $1,958 million, respectively, in the second quarter and first half of 2007 from $937 million and $1,818 million in the same three and six-month periods in 2006. These year-over-year increases were due primarily to higher network revenues offset partly by lower equipment revenues. Wireless network revenues grew 8.9% this quarter and 10.3% year-to-date, reflecting the combined impact of higher ARPU and a higher average number of customers in our subscriber base. The year-over-year decreases in low-margin equipment revenues this quarter and in the first half of 2007 can be attributed primarily to higher handset promotional discounts in partial response to the heavy emphasis on zero-dollar handsets in the market, and the sale of replacement units under a public service sector contract in 2006 related to Bell Mobility’s radio business. On a year-to-date basis, equipment revenues were also negatively impacted by reduced handset sales at Bell Mobility as a result of lower total gross activations.
     Postpaid ARPU increased $2 year over year to $65 per month in Q2 2007 and $64 per month in the first six months of 2007. The significant improvements were driven by continued strong growth in data usage and price increases for a number of services and features over the past year, which included a $2 increase in our monthly system access fee for Bell Mobility’s postpaid customers. Higher data usage was related principally to continued growth in text and multimedia messaging, increased penetration of Personal Digital Assistant (PDA) devices such as the Blackberry, mobile computing, Internet browser activities, pay-per-use downloads such as ringtones, music, games and videos, as well as solid demand for our data bundles. Lower basic access fee revenues attributable to the number of new customers subscribing to our ‘Uber’ and ‘Bell to Bell’ rate plans, which include overtime minutes and a number of other features as part of the monthly plan cost, and lower voice usage as a result of increased data substitution moderated the year-over-year growth in postpaid ARPU this year.

16 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

     Prepaid ARPU increased $3 year over year to $17 per month in Q2 2007 and $16 per month in the first six months of 2007, reflecting higher minutes of usage from Bell Mobility customers, greater overall data usage and the introduction of a $3.95 system access fee in October 2006 for all new prepaid activations.
     As a result of higher postpaid and prepaid ARPU, blended ARPU increased by $3 in Q2 2007 to $54 per month compared with $51 in the same quarter last year, and by $4 year-to-date to $53 per month compared with $49 in the first six months of 2006.
     Gross wireless activations increased 6.0% in Q2 2007 to 389,000 from 367,000 in the same quarter last year, reflecting the best-ever second-quarter performance. Higher gross activations were due to stronger prepaid subscriber acquisition. Conversely, in the first six months of 2007, gross wireless activations totalled 685,000, down 3.4% from 709,000 in 2006 as a result of lower postpaid gross activations.
     Postpaid rate plans accounted for 59% or 228,000 of the total gross wireless activations in Q2 2007, representing a 6.2% decline over the 243,000 achieved in Q2 2006. Year-to-date, postpaid gross activations decreased 13.4% to 395,000 from 456,000 in the previous year. These results were achieved during a sustained level of competitive intensity in all our markets where aggressive acquisition offers featuring zero-dollar handsets and discounted rate-plan promotions figured prominently, as well as the continuation of stricter credit policies for new subscriber acquisitions. Although second-quarter postpaid gross activations were lower this year compared with the same period in 2006, our performance improved progressively during the quarter as retail traffic in our sales channels returned, reflecting better relationships with our dealers, enhanced market presence as a result of more points of sale, the positive impact of our Bell to Bell Calling plans, and the introduction of new handsets.
      Our blended churn rate in the second quarter increased to 1.8% in 2007 from 1.6% in the previous year, due to higher postpaid churn offset partly by lower prepaid churn. Postpaid churn increased to 1.4% this quarter from 1.1% in Q2 2006, reflecting higher deactivations due largely to the industry-wide implementation of wireless number portability and the loss of a public sector wireless contract in the first quarter of 2007, as well as to a tighter policy on the granting of customer discounts and hardware upgrades. As a result of the loss of a public sector wireless contract during the quarter, we expect to experience higher postpaid churn through the balance of the year as the individual service agreements under this contract expire. Conversely, prepaid churn was relatively stable at 3.1% compared to 3.2% in Q2 2006, mainly as a result of a decrease in the number of inactive customer account deactivations. On a year-to-date basis, our blended churn rate was 1.7% compared with 1.6% in 2006, reflecting both higher postpaid and prepaid churn. Higher prepaid churn in the first half of 2007 was due mainly to the deactivation of a higher number of inactive Bell Mobility customer accounts resulting from a change to our prepaid deactivation policy. In order to better align our prepaid deactivation policy with the rest of the Canadian wireless industry, effective January 1, 2007, we deactivate Bell Mobility prepaid customers with inactive accounts of 120 days or more. This represents a change from our previous policy of deactivating inactive prepaid customer accounts after 240 days. As a result of the change in policy, we removed 146,000 non-revenue generating customers from our prepaid subscriber base at the beginning of the year. This adjustment is not reflected in our prepaid churn rate for year-to-date 2007.
     As a result of lower postpaid gross activations, higher prepaid gross activations, and increased customer deactivations, our total wireless net activations decreased to 63,000 in Q2 2007 from 97,000 in Q2 2006. Of the 63,000 net activations achieved in Q2 2007, 68% were postpaid. Similarly, on a year-to-date basis, total wireless net activations decreased to 76,000 compared with 173,000 in the first six months of 2006, reflecting weaker postpaid gross activations and higher customer deactivations. As at June 30, 2007, we had 5,884,000 wireless subscribers, representing a 4.8% increase over the past year. Postpaid rate plans represented 73% of our total subscriber base at the end of Q2 2007, unchanged when compared with the same period in 2006.

17 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $291 million in Q2 2007 and $586 million year-to-date, representing increases of 21.8%, or $52 million, and 28.2%, or $129 million, respectively, over the same periods in the previous year driven mainly by higher revenues. Higher subscriber acquisition costs, increased customer retention costs, higher costs related to improving the quality of customer service and expanding the breadth of our retail distribution channels, as well as increased roaming charges moderated the increase in Bell Wireless operating income in Q2 2007. For the first six months of 2007, higher year-over-year operating income was primarily the result of higher revenues, a decrease in subscriber acquisition costs and lower customer retention and handset upgrade costs. This was partly offset by higher call centre and advertising costs.
     Wireless cost of acquisition (COA) increased 4.0% to $442 per gross activation in Q2 2007 from $425 per gross activation in Q2 2006. Despite a higher number of gross activations year over year, COA per gross activation increased primarily as a result of  increased marketing expenses associated with competitive intensity and higher handset subsidies to address the heavy reliance on zero-dollar handsets in the market. Year-to-date, COA per gross activation increased 5.9% to $433 per gross activation from $409 per gross activation in the first half of 2006. This was due primarily to a lower number of total gross activations compared with last year, higher marketing expenses and increased inventory write-offs. Lower handset subsidies, due to volume rebates and rate reductions received from our handset manufacturers earlier this year, partly offset the year-over-year increase in COA despite the adverse effect on expenses from promotional retail pricing.

Bell Aliant Segment

BELL ALIANT	Q2 2007	Q2 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Local and access	359	372	(3.5%)	713	726	(1.8%)
Long distance	112	122	(8.2%)	219	240	(8.8%)
Data	125	121	3.3%	257	234	9.8%
Wireless	14	10	40.0%	26	22	18.2%
Equipment & other	123	105	17.1%	275	243	13.2%

Total external revenues	733	730	0.4%	1,490	1,465	1.7%
Inter-segment revenues	93	85	9.4%	187	173	8.1%

Total Bell Aliant revenue	826	815	1.3%	1,677	1,638	2.4%

Bell Aliant segment revenues were $826 million this quarter and $1,677 million year-to-date, reflecting increases of 1.3% and 2.4%, respectively, compared with the same periods in 2006, as growth in data (including Internet) and information technology (IT) services more than offset declining revenues from its long distance business.
     Local and access revenues decreased 3.5% and 1.8% in the second quarter and first six months of 2007, respectively, to $359 million and $713 million from $372 million and $726 million in the same periods last year. This resulted mainly from a 2.8% decline in the overall NAS customer base, reflecting competitive losses, the reduction of second lines as dial-up Internet customers migrate to high-speed and the reduction in primary lines as customers adopt wireless and VoIP technologies. The impact of price increases in certain areas of Bell Aliant’s territory, increased penetration of value-added features and service bundles, and the return of customers through “winback” campaigns moderated the year-over-year decreases in local and access revenues. At the end of Q2 2007, Bell Aliant had 3,265,000 NAS in service, compared with 3,359,000 one year earlier.
     Long distance revenues decreased 8.2% and 8.8% in the second quarter and first six months of 2007, respectively, to $112 million and $219 million from $122 million and $240 million in the same periods last year. This was due primarily to year-over-year declines of 4.2% in Q2 2007 and 6.0% year-to-date in long distance minutes as a result of a decline in the NAS customer base, competitive pressures and technology substitution to wireless calling and IP-based services. Continued focus on customer retention, the implementation of selective price increases, and strong customer acquisition programs helped to mitigate the decline. Overall ARPM increased to $0.10 from $0.09 in the second quarter and first six months of 2006 as the decline in minutes was more than offset by the impact of price increases.

18 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

     Data revenues, including Internet, increased 3.3% and 9.8% in the second quarter and first six months of 2007, respectively, to $125 million and $257 million from $121 million and $234 million in the same periods last year. The improvement can be attributed primarily to a 21.1% increase in the number of high-speed Internet subscribers. Residential high-speed ARPU decreased this quarter, due to the impact of promotional pricing, but remained relatively flat on a year-to-date basis given higher penetration of Bell Aliant’s Ultra High-Speed service and value-added services. At the end of Q2 2007, Bell Aliant had 642,000 high-speed Internet subscribers, compared with 531,000 one year earlier. In addition, Bell Aliant data revenues were reduced by approximately $3 million in the quarter as a result of a regulatory ruling related to prices charged since June 2002 for BSEF.
     Wireless revenues, representing Bell Nordiq customers, grew 40% in Q2 2007 to $14 million from $10 million in Q2 2006, and 18.2% in the first half of 2007 to $26 million from $22 million during the same period last year. This was due to a higher average number of subscribers in the customer base, offset partly by lower ARPU resulting from the increased number of customers adopting prepaid service. As at June 30, 2007, Bell Aliant had 88,215 wireless customers, representing a 14.7% increase since the end of Q2 2006.
     Equipment Sales and Other revenues grew 17.1% in Q2 2007 to $123 million from $105 million in the same quarter last year and 13.2% in the first half of 2007 to $275 million from $243 million in the same six-month period in 2006. The year-over-year improvements can be attributed mainly to growth in IT service revenues from new contracts for systems integration, application services and managed outsourcing, as well as from expansion of existing contracts in key segments of the enterprise market. Higher fulfillment revenues from maximizing our relationships with key partners and increased sales with government and related agencies also contributed to the increase. IT services and fulfillment revenue is earned primarily by Bell Aliant’s xwave division through systems integration, software engineering, business consulting and infrastructure services, such as data centre, help desk, security and technical support services.

Bell Aliant Operating Income

Operating income at Bell Aliant increased 5.8% and 5.3% to $183 million and $360 million in the second quarter and first six months of 2007, respectively, from $173 million and $342 million in the comparable periods in 2006. Increased revenues, decreased amortization expense, and lower restructuring costs were offset by higher expenses associated with increased labour costs from wage increases and growth in consulting costs related to higher IT revenues. Restructuring costs were higher in 2006 as a result of transaction expenses related to the formation of Bell Aliant.

Telesat Segment

Telesat’s revenues increased 34% to $161 million this quarter and 18.9% to $283 million in the first half of 2007, due mainly to higher broadcast revenues resulting from a non-recurring item in Q2 2007 for the sale of capacity on a replacement satellite to Bell ExpressVu. Higher business networks revenue from increased sales of its two-way broadband service using the Ka-band of the Anik F2 satellite, the launch of commercial services on its Anik F3 satellite and the steady growth of its TeliproTM service also contributed to the year-over-year improvements. TeliproTM is an IP-based network satellite solution delivering bi-directional broadband connectivity throughout North America. This was partially offset by lower revenues in South America and at Telesat’s SpaceConnections subsidiary.
     Following its successful launch on April 9, 2007, Telesat took ownership of the Anik F3 satellite and began to offer commercial services on May 1, 2007. Anik F3 provides broadcasting and telecommunications capacity and business communications throughout North America and also carries a small Ka-band payload that will supplement services carried on the Anik F2 satellite.
     Telesat also signed a new, multi-year consulting services contract this quarter with Macdonald, Dettwiler and Associates Ltd. (MDA). Under the terms of the agreement, Telesat will provide pre-operational and satellite operation services for the life of MDA’s RADARSAT-2 satellite.

Telesat Operating Income

Telesat’s operating income increased 54% and 26% to $60 million and $98 million in the second quarter and first half of 2007, respectively, primarily as a result of solid revenue growth despite increased operating expenses due to higher cost of network equipment sales and higher compensation costs. The sale process is progressing and is now expected to close in the third quarter of 2007.

19 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

Our capital structure shows how much of our net assets are financed by debt and equity.

	Q2 2007	Q4 2006

Debt due within one year	2,033	986
Long-term debt	10,605	11,781
Less: Cash and cash equivalents	(365)	(569)

Total net debt	12,273	12,198
Non-controlling interest	1,209	2,180
Total shareholders’ equity	15,240	13,367

Total capitalization	28,722	27,745

Net debt to capitalization	42.7%	44.0%

Outstanding share data (in millions)
Common shares	804.7	807.6
Stock options	18.6	24.2

Our net debt to capitalization ratio was 42.7% at the end of Q2 2007, compared to 44.0% at the end of 2006. This was a result of an increase in total shareholders’ equity, partly offset by an increase in net debt and a decrease in non-controlling interest.
     Net debt increased $75 million to $12,273 million in the first six months of 2007 mainly due to:

  BCE Inc.’s repurchase and cancellation of 7.4 million of its outstanding common shares for $227 million the repurchase of $209 million of equity securities from non-controlling interest due to Bell Aliant’s NCIB program which began on February 28, 2007 business acquisitions of $149 million mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant.

This was partly offset by:

  cash provided from discontinued operations of $355 million mainly relating to $327 million of net proceeds from Bell Aliant’s sale of ADS in April 2007 the issuance of common shares under the employee stock option plan amounting to $132 million free cash flow(1) of $77 million.

Non-controlling interest decreased by $971 million in the first six months of 2007 due mainly to the exchange of Bell’s issued and outstanding series of preferred shares of $1,100 million, which was previously classified as non-controlling interest at BCE, for corresponding series of First Preferred Shares of BCE Inc. A further decrease was realized because Bell Aliant repurchased $209 million of equity securities from non-controlling interest as part of its NCIB program which began on February 28, 2007. These items were partly offset by an increase in non-controlling interest as a result of the gain on sale of ADS and our decreased ownership in Bell Aliant as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund, in which we did not participate.
     Total shareholders’ equity increased $1,873 million to $15,240 million in the first six months of 2007. This was mainly due to the exchange of Bell’s issued and outstanding series of preferred shares of $1,100 million for corresponding series of First Preferred Shares of BCE Inc., an increase in net earnings of $581 million in excess of dividends declared, an unrealized gain of $276 million recorded in accumulated other comprehensive income for our available-for-sale financial assets and the issuance of common shares under the employee stock option plan. This was partly offset by the repurchase of 7.4 million of BCE Inc.’s outstanding common shares for cancellation through an NCIB for $227 million.

(1) Free cash flow is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Free cash flow in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

20 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q2 2007	Q2 2006	YTD 2007	YTD 2006

Cash flows from operating activities	1,414	1,302	2,381	2,250
Capital expenditures	(745)	(857)	(1,467)	(1,438)
Other investing activities	(1)	(8)	1	(11)
Cash dividends paid on common shares	(290)	(302)	(560)	(607)
Cash dividends paid on preferred shares	(33)	(20)	(56)	(41)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(109)	(49)	(222)	(110)

Free cash flow	236	66	77	43
Business acquisitions	(2)	(12)	(149)	(39)
Bell Aliant	(3)	(51)	(7)	(73)
Increase in investments	(3)	(105)	(16)	(119)
Decrease in investments	6	13	13	64
Issue of common shares	118	1	132	2
Repurchase of common shares	(4)	(469)	(227)	(994)
Net (repayment) issuance of debt instruments	(299)	1	(134)	(363)
Financing activities of subsidiaries with third parties	(138)	(245)	(212)	(242)
Other financing activities	(7)	(15)	(48)	(29)
Cash provided by discontinued operations	350	50	355	1,417

Net increase (decrease) in cash and cash equivalents	254	(766)	(216)	(333)

Cash from Operating Activities

Cash from operating activities was $1,414 million in Q2 2007, an increase of $112 million compared to $1,302 million in Q2 2006 due mainly to:

  a decrease of approximately $70 million in interest paid in Q2 2007 as a result of timing of interest payments at Bell Aliant and refinancing of debt at lower rates an increase of approximately $54 million in receipts from the securitization of accounts receivable an improvement in EBITDA of $44 million
  a decrease in income taxes paid as a result of the formation of the Bell Aliant income trust.

This was partly offset by an increase of $39 million in pension payments as a result of contributions made to the Bell Canada pension plan in Q2 2007.
     Cash from operating activities of $2,381 million in the first six months of 2007, an increase of $131 million compared to $2,250 million for the same period last year was further impacted by:

  an improvement in EBITDA of $42 million
  compensation payments of $67 million made to executives and other key employees in Q1 2006 further to the vesting of all restricted share units a decrease in income taxes paid as a result of the formation of the Bell Aliant income trust.

This was partly offset by an increase of $76 million in pension payments as a result of contributions made to the Bell Canada pension plan and a decrease of approximately $18 million in receipts from the securitization of accounts receivable.

Free Cash Flow

Free cash flow this quarter was $236 million, an increase of $170 million compared to free cash flow of $66 million in Q2 2006. This was mainly due to an increase in cash from operating activities of $112 million along with a decrease in capital expenditures of $112 million, partly offset by an increase of $60 million in dividends paid to non-controlling interest mainly due to distributions made by Bell Aliant in Q2 2007.
     Free cash flow for the first six months of 2007 was $77 million, an increase of $34 million compared to free cash flow of $43 million for the same period last year. Free cash flow was further impacted by a decrease of $47 million in common dividends paid as a result of the share repurchase program implemented in 2006 and cash from operating activities of $19 million. This was partly offset by an increase of $52 million in dividends paid to non-controlling interest as a result of distributions made by Bell Aliant and an increase of $141 million in capital expenditures.

21 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Capital Expenditures

During the quarter, we continued to make investments to expand and update our networks, enhance broadband access and capabilities and meet customer demand for new services. Capital expenditures for BCE were $745 million in Q2 2007 and $1,467 million in the first half of 2007, compared with $857 million and $1,438 million in the same periods last year. At Bell, year-over-year capital spending decreased 14.3% to $538 million this quarter and 2.5% to $1,080 million year-to-date. The difference in capital expenditures between BCE and Bell was due to spending on satellite builds at Telesat and continued investment in the traditional wireline infrastructure and broadband access at Bell Aliant.
     As a percentage of revenues, capital expenditures for BCE decreased to 16.8% in Q2 2007 from 19.6%, but increased slightly in the first half of the year to 16.6% in 2007 from 16.5% last year. Similarly, Bell’s capital intensity decreased year over year to 14.7% in Q2 2007 from 17.4% in the same three months in 2006 and increased marginally to 14.9% from 14.7% in the first half of the year.
     The majority of capital spending in 2007 has been focused on key strategic priorities within the growth areas of our business. Lower capital expenditures in the quarter largely reflected lower spending on STB rentals at Bell ExpressVu and reduced spending on:

  upgrades to our billing and order management systems as certain of these projects have been completed new DSL footprint expansion
  IT infrastructure and systems to support our cost reduction and productivity initiatives.

This was offset by higher spending on:

  deployment of EVDO to enhance the quality and breadth of our high-speed wireless data network and to upgrade to Rev A
  FTTN roll out to deliver higher-speed broadband access
  IP expansion programs, including the further development of IPTV infrastructure and systems to support customer contracts in our Enterprise unit.

Cash Dividends Paid on Common Shares

In the second quarter of 2007, we paid a dividend of $0.365 per common share, an increase compared to the dividend paid in Q2 2006 of $0.33 per common share as a result of BCE Inc.’s announcement in December 2006 to increase the annualized common share dividend by 11%, or $0.14 per share. Although the dividend rate has increased, the total dividends paid decreased by $12 million compared to the same period for 2006 due to a decrease in the number of BCE Inc. common shares issued and outstanding as a result of BCE Inc.’s NCIBs and the reduction in the number of outstanding BCE Inc. common shares made in conjunction with a distribution of Bell Aliant trust units, by way of return of capital, to holders of BCE Inc. common shares in Q3 2006.
     In the first six months of 2007, we paid a dividend of $0.695 per common share, an increase compared to the dividend paid for the same period in 2006 of $0.66 per common share. The total cash dividends paid decreased by $47 million as the increase in the dividend rate was more than offset by the decrease in the number of BCE Inc. common shares issued and outstanding as at the dividend declaration date as described above.

Cash Dividends Paid by Subsidiaries to Non-Controlling Interest

Dividends paid by subsidiaries to non-controlling interest of $109 million in Q2 2007 and $222 million in the first six months of 2007 increased by $60 million and $112 million, respectively, compared to $49 million and $110 million for the same periods last year. This was mainly due to Bell Aliant’s cash distributions to its unitholders starting in the second half of 2006 as a result of the formation of the trust.

Business Acquisitions

We invested $2 million in business acquisitions in Q2 2007 and $149 million in the first six months of 2007 mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant in Q1 2007. We invested $12 million in Q2 2006 and $39 million in the first six months of 2006 for various business acquisitions.

Increase in Investments

In the first six months of 2007, cash flows used for investments of $16 million decreased $103 million or 87% from $119 million for the same period in 2006. The year-to-date activity was further impacted by Telesat’s increase in short-term investments of $13 million in Q1 2006.

22 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Decrease in Investments

Cash flows provided by investments in Q2 2007 of $6 million and $13 million on a year-to-date basis in 2007 decreased $7 million and $51 million, or 54% and 80%, respectively, from $13 million and $64 million for the same periods last year. This was mainly due to the sale of short-term investments of $13 million at Telesat in Q2 2006 and $64 million on a year-to-date basis.

Repurchase of Common Shares

On a year-to-date basis in 2007, BCE Inc. repurchased and cancelled 7.4 million of its outstanding common shares for a total cash outlay of $227 million under its new NCIB program which began in February 2007. No common shares were repurchased for cancellation under the NCIB during the second quarter of 2007 as the program was suspended pending completion of the company’s review of strategic alternatives. Although the review of strategic alternatives is completed and BCE Inc. has entered into the Definitive Agreement, share purchases under the NCIB remain suspended.
     In Q2 2006, BCE Inc. repurchased 14.9 million of its outstanding common shares and cancelled 17.1 million of those shares for a total cash outlay of $469 million under the 2006 NCIB program. On a year-to-date basis in 2006, BCE Inc. repurchased and cancelled 36 million of its outstanding common shares for a total cash outlay of $994 million.

Debt Instruments

We repaid $299 million of debt, net of issuances, in Q2 2007. The repayments included $412 million of credit facilities at Bell Aliant and repayments of $350 million of debentures at Bell. This was partly offset by increased borrowings in notes payable of approximately $500 million, mainly at Bell.
     We repaid $134 million of debt, net of issuances, in the first six months of 2007. The repayments included $1,135 million of credit facilities at Bell Aliant and repayments of $625 million of debentures at Bell. We made other repayments that included capital leases. This was partly offset by Bell Aliant’s net issuances of $900 million of medium term notes and increased borrowings in notes payable of approximately $800 million, mainly at Bell.
     We issued $1 million of debt, net of repayments in Q2 2006. The issuances consisted mainly of a $280 million increase in Bell Aliant’s borrowings under its credit facilities and increased borrowings in notes payable and bank advances of approximately $232 million, mainly at Bell. The repayments included $263 million of debentures at Bell and $75 million of bonds redeemed by Bell Aliant. Telesat also decreased its borrowings in notes payable by $150 million.
     We repaid $363 million of debt, net of issuances in the first six months of 2006. We had the following repayments in the first six months of 2006:

  Bell repaid $463 million of debentures
  Telesat repaid $150 million in notes payable
  Bell Aliant redeemed $125 million of bonds
  we made other repayments that included capital leases.

This was partly offset by a $280 million increase in Bell Aliant’s borrowings under its credit facilities and increased borrowings in notes payable and bank advances of $165 million, mainly at Bell.

Financing Activities of Subsidiaries with Third Parties

Financing activities of subsidiaries with third parties in Q2 2007 of $138 million and $212 million on a year-to-date basis in 2007 decreased $107 million and $30 million, or 44% and 12.4%, respectively, from $245 million and $242 million for the same periods last year. This was mainly due to the redemption of preferred shares in Q2 2006 by Bell Aliant for $175 million and by Bell Nordiq Group Inc. for $60 million partly offset by Bell Aliant’s 2007 NCIB program under which Bell Aliant repurchased 6.8 million units for a total cash outlay of $209 million.

Cash Relating to Discontinued Operations

Cash provided by discontinued operations was $350 million in Q2 2007 and $355 million on a year-to-date basis in 2007. This consisted mainly of $327 million of net proceeds from Bell Aliant’s sale of ADS on April 30, 2007.
     Cash provided by discontinued operations was $50 million in Q2 2006. This consisted mainly of BCI’s return of capital of $156 million offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from the 2005 income tax loss monetization. Cash provided by discontinued operations was $1,417 million on a year-to-date basis in 2006. The year-to-date amount was impacted by $849 million of net proceeds from the sale of CGI offset by the deconsolidation of CGI’s cash on hand of $81 million and CTVglobemedia’s return of capital of $607 million as part of the recapitalization of CTVglobemedia.

23 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

CREDIT RATINGS

On April 17, 2007, following the announcement of BCE Inc.’s intention to review strategic alternatives with a view to further enhance shareholder value, Standard and Poor’s, Moody’s Investor Services, Inc. and Dominion Bond Rating Service Limited placed BCE Inc. and Bell Canada on credit watch. On July 3, 2007, following BCE Inc.’s announcement that it has entered into the Definitive Agreement to be acquired by the Investor Group, Fitch Ratings Ltd. downgraded BCE Inc.’s and Bell Canada’s senior unsecured debt to BB- from BBB+ and Bell Canada’s subordinated debt to B+ from BBB. The ratings were also placed by Fitch Ratings Ltd. on Rating Watch Negative. Please refer to Updates to the Description of Risks – Liquidity within the Assumptions and Risks Underlying our Forward-Looking Statements section.

LIQUIDITY

Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2006 MD&A except as discussed under Updates to the Description of Risks – Liquidity within the Assumptions and Risks Underlying Our Forward-Looking Statements section of this MD&A.

Commitment under the CRTC Deferral Account Mechanism

Please refer to Commitment under the CRTC Deferral Account Mechanism within the Update to Regulatory Environment section for further analysis.

Recent Developments in Legal Proceedings

The following are significant updates to the legal proceedings described under the section entitled Legal Proceedings we are involved in at pages 37 to 40 of the BCE 2006 AIF filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov) as subsequently updated in the BCE 2007 First Quarter MD&A also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site and on SEDAR) and with the SEC under Form 6-K (available on EDGAR).

Lawsuits Related to Bell Canada

Purported Class Action Concerning Wireless Access Charges

As discussed in more detail in the BCE 2006 AIF, as subsequently updated in the BCE 2007 First Quarter MD&A, on August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) against wireless communications service providers, including Bell Mobility Inc. (Bell Mobility) and Aliant Telecom, by certain alleged customers. The statement of claim alleges, amongst other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers.
     On July 18, 2006, the Saskatchewan Court of Queen’s Bench rendered its judgement on the motion for certification, refusing to certify the action against all defendant Bell Canada companies except Bell Mobility. With respect to Bell Mobility, the Court refused to certify the lawsuit on all grounds except for the claim for unjust enrichment. However, the Court refused to grant certification at that time on the basis that there was no appropriate representative plaintiff and no proper litigation plan. The Court gave the plaintiff leave to return to the Court on June 18 and 19, 2007 for the re-hearing of the certification application. On June 18 and 19, 2007 the certification application was heard. Judgement has been reserved.

Competition Bureau’s Investigation Concerning System Access Fees

As discussed in more detail in the BCE 2006 AIF, on December 9, 2004, Bell Mobility was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation. Bell Mobility has complied with the court order and provided the requested information.
     On July 16, 2007, the Competition Bureau advised Bell Mobility that, while it would continue to monitor the situation, it had discontinued its formal inquiry into Bell Mobility’s SAFs.

24 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Purported Class Action Concerning Bell Mobility Billing System

As discussed in more detail in the BCE 2006 AIF, on October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. In December 2006, identical motions were filed in Ontario, Alberta and British Columbia. The lawsuits were filed on behalf of any person who entered into a contract with Bell Mobility and allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform. The motion seeking certification to proceed as a class action in Québec was heard on May 23 and 24, 2007 and on July 20, 2007 the Québec Superior Court dismissed the motion. Subject to an appeal, the judgment will be final on August 20, 2007. The motions in the other provinces have been stayed until the judgment rendered in Québec is final.

Purported Class Action Concerning Bell Expressvu Late Payment Charges

As discussed in more detail in the BCE 2006 AIF, as subsequently updated in the BCE 2007 First Quarter MD&A, on September 29, 2005, a statement of claim was filed under the Class Proceedings Act, 1992 (Ontario) against Bell ExpressVu by certain alleged customers. The statement of claim alleges that the interest and late payment fees charged by Bell ExpressVu to customers whose accounts are in arrears are in excess of the effective annual rate of interest permitted by certain provisions of the Criminal Code (Canada).
     In addition to defending the motion for certification, Bell ExpressVu has filed a companion motion for summary judgment on the underlying substantive issue that Bell ExpressVu is not violating the Criminal Code. The motion for certification is now scheduled to be heard on February 5 and 6, 2008 and the summary judgment motion on April 15, 2008.

Purported Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges

As discussed in more detail in the BCE 2006 AIF, on June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility in the province of Québec, in the Québec City District of the Superior Court by certain alleged customers in respect of late payment charges. The lawsuit has not yet been authorized as a class action. The motion is scheduled to be heard on October 29, 30 and 31, 2007.

Lawsuits Related to Teleglobe

VarTec Lawsuit

As discussed in more detail in the BCE 2006 AIF, on March 2, 2003, a motion to dismiss and to strike VarTec’s jury demand was filed by BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. On May 7, 2007 the United States District Court for the District of Columbia issued a minute order denying the motion to dismiss.
     Please see the section entitled Legal Proceedings we are involved in of the BCE 2006 AIF, as subsequently updated in the BCE 2007 First Quarter MD&A, for a more complete description of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

Updates to Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2006 MD&A under the section entitled Regulatory Environment at pages 41 to 47 of the Bell Canada Enterprises 2006 Annual Report (BCE 2006 Annual Report) filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2007 First Quarter MD&A also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site and on SEDAR) and with the SEC under Form 6-K (available on EDGAR). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Regulatory Environment of the BCE 2006 MD&A.

25 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

CHANGES TO GOVERNMENT’S APPROACH TO REGULATION

Our business is affected by determinations made by various government agencies and departments, particularly the CRTC and Industry Canada. Many of the recent actions and decisions made by these groups reflect the significant changes taking place in the industry and acknowledge the vibrant state of competition in Canadian telecommunications markets.
     In March 2006, the Telecommunication Policy Review Panel, comprised of experts appointed by the Minister of Industry, released a comprehensive report which called for significant changes to Canada’s telecommunications policies and regulations. The report noted that the state of competition in Canada has progressed to the point where the CRTC should remove most of its existing economic regulations and instead rely on market forces. In December 2006, the federal Cabinet issued to the CRTC a Policy Direction which called on the CRTC to “rely on market forces to the maximum extent feasible” and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary”. The Policy Direction also required the CRTC to conduct a review of the regulations which require incumbent telephone companies to provide competitors with wholesale access to certain telecommunication services “with a view to increasing incentives for innovation and investment in and construction of competing telecommunications network facilities”. In April 2007, consistent with the Policy Direction and with the intention of enhancing competitive rivalry, Cabinet issued a variance of CRTC Telecom Decision 2006-15 which improved the ability of incumbent telephone companies to compete effectively and streamlined the forbearance of local service markets.
     Recent CRTC initiatives indicate that it is adopting the government’s policies and regulatory principles.

  On April 30, 2007, the CRTC issued Telecom Decision 2007-27 where it established the rules that will govern the prices Bell Canada and other incumbent telephone companies charge for residential and business local services that remain subject to regulation, granting them more pricing flexibility in order to meet individual customer needs. For instance, Bell Canada gained the ability to lower a rate for tariffed services for certain residential customers without lowering the rate for all residential customers within the same rate band; this price flexibility is known as “rate de-averaging”. Please refer to New price cap framework under the Corporate Developments section of this MD&A for further details.

  In May 2007, Bell Canada was granted forbearance for its High-Speed Metro service in Montréal, Ottawa and Toronto and for its high-speed digital network access services in 31 wire centres, allowing for greater flexibility with respect to the terms and conditions under which these business services are offered.

  On June 4, 2007 the CRTC initiated Public Notice 2007-11, a proceeding to consider the appropriateness of removing the prohibition on rate de-averaging for pay telephone and business services offered by the incumbent telephone companies.

  On July 11, 2007, the CRTC issued Telecom Decision 2007-51, where the CRTC prioritized the order in which existing regulations should be reviewed for compliance with the Policy Direction. The CRTC ranked its measures for review into three categories. The highest priority measures are to be reviewed by March 31, 2008. The second round will be completed the following year and the final round, the year thereafter. Among the measures to be reviewed first are: (i) the rules governing the bundling of tariff and non-tariff services offered on a general tariff basis, (ii) the rules applicable to our market trials and (iii) the rules that apply when we wish to destandardize or withdraw tariff services.

  On the same date, the CRTC issued Public Notice 2007-12 initiating a proceeding to review the general tariff bundling rules and the rules for market trials (which, as noted above, are part of the highest priority) for compliance with the Policy Direction.

  On July 25, 2007, the CRTC granted Bell Aliant forbearance of local telephone service in 72 exchanges in New Brunswick, Nova Scotia and Prince Edward Island. This removes local telephone access services from regulation in those areas, with the exception of a price ceiling which continues to apply to stand-alone local telephone access services. The decision is expected to give Bell Aliant the flexibility to offer more value to its customers and compete more effectively with local service competitors. We expect forbearance to extend to additional exchanges as more exchanges qualify for forbearance in the future. It is anticipated that a decision related to Bell Aliant’s business forbearance applications will follow in the near term.

As a result of these developments, Bell Canada’s ability to compete has been enhanced. Winback and promotional restrictions for local exchange services have been eliminated in regulated and deregulated areas and Bell Canada’s flexibility to adapt its residential service offerings according to customer needs and competitive conditions has been increased.
     Although recent regulatory developments have been generally positive for Bell Canada, there is a risk that future CRTC decisions relating to regulated services, in particular the terms under which competitors obtain access to incumbent telephone companies’ facilities, may have a negative effect on our business results.

26 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM

On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it concluded on the ways in which incumbent telephone companies should clear the accumulated balances in their deferral accounts. On September 1, 2006, Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts. If approved by the CRTC, the proposals would improve access to communications for persons with disabilities (5% of the estimated balance) and extend broadband access to some 220,000 potential customers in 264 communities across Ontario and Québec where it would not otherwise be made available on a commercial basis.
     On November 30, 2006, the CRTC issued Public Notice 2006-15, initiating a proceeding to assess these proposals. On July 6, 2007, the CRTC issued Telecom Decision 2007-50 wherein it approved the use of deferral account funds for the expansion of broadband to 19 of the 264 communities Bell Canada and Bell Aliant proposed to include in its broadband expansion program. The CRTC is scheduled to issue in January 2008 a decision regarding the use of deferral funds for expanding broadband to additional communities.
     Bell Canada’s accumulated deferral account balance at June 30, 2007 is estimated to be $499 million, with an estimated future annualized commitment of $26 million. These amounts do not take into account the potential outcome related to Bell Canada’s Part VII application, filed on May 12, 2006, wherein Bell Canada is seeking recovery of the wireline-related costs associated with the implementation of wireless number portability from its deferral account. The outcome of this application could reduce both Bell Canada’s accumulated deferral account balance as well as its future annualized commitment. The deferral account balance and estimated future annualized commitment identified above do account for the estimated impacts associated with Telecom Decisions 2007-6 and 2007-10 both of which are related to Competitor Digital Network services.
     As of June 30, 2007, Bell Aliant does not have an accumulated deferral account balance or an estimated future annualized commitment. In fact, Bell Aliant recently applied, and received approval, for increases to certain retail rates, which are partly intended to allow Bell Aliant to recover a $3.9 million annualized shortfall in its deferral account as per Telecom Decision 2007-32. Bell Aliant’s deferral account balance and estimated future annualized commitment reflect the estimated impacts of Telecom Decisions 2007-6 and 2007-10.
     Due to the nature and number of uncertainties that remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision in the proceeding associated with Public Notice 2006-15 on our financial results at this time.

REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES

On November 9, 2006, the CRTC released Public Notice 2006-14, in which it initiated a comprehensive review of the regulatory framework requiring incumbent telephone companies to provide wholesale access to certain telecommunication services to competitors.
     Bell Canada, Bell Aliant, Saskatchewan Telecommunications and Télébec Limited Partnership have filed a framework proposal consistent with the recommendations for reliance on market forces to the maximum extent possible and minimally intrusive regulation contained within the Telecommunication Policy Review Panel’s report and federal Cabinet’s Policy Direction. A public hearing is scheduled to commence on October 9, 2007. A final decision is expected in April 2008. There is no guarantee that the CRTC will issue a favourable decision.
     In a series of Orders issued on January 25, 2007, the CRTC modified the rates charged by Bell Canada, Bell Aliant and other incumbent carriers for existing wholesale Ethernet and wholesale high-speed Internet services. It also directed incumbent carriers to provide wholesale Ethernet access service, stand alone wholesale Ethernet transport service and wholesale high-speed Internet access services to competitors. On February 16, 2007, Bell Canada and Bell Aliant filed an application with the CRTC to review, vary and rescind these Orders, and to consider these matters as part of the broader comprehensive review of wholesale services in Public Notice 2006-14. Bell Canada and Bell Aliant also requested that the CRTC delay the implementation of the Orders until it completes its consideration of the review and vary application. On June 27, 2007, the CRTC issued Telecom Decision 2007-46 where it ruled that the ILECs should not be required to implement the Orders until the CRTC’s determination of the review and vary applications, which is expected at the end of August 2007.

RETAIL QUALITY OF SERVICE INDICATORS

In Telecom Decision 2007-26, which was issued on April 27, 2007, the CRTC agreed with Bell Aliant that there was substantial doubt as to the correctness of Telecom Decision 2006-27. The CRTC found that the Bell Aliant work stoppage, which was neither completely within nor completely beyond the control of Bell Aliant, fully qualified as an adverse event. Bell Aliant was allowed to recover $1.5 million of the amount which it had previously paid out to subscribers. Furthermore, the CRTC recently initiated Public Notice 2007-9, a proceeding to examine whether a formal force majeure clause should be incorporated into the retail quality of service. If these measures are adopted, events such as work stoppages would be essentially considered “pre-approved” for the exclusion of below-standard quality of service performance resulting from such events.

27 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

BELL EXPRESSVU

In May 2007, the CRTC announced that it would not impose a fee on cable and satellite distributors for the right to carry the signals of over-the-air broadcasters. The imposition of such fees had been advocated by the broadcasters in a public hearing in November 2006. Now that the review of the CRTC’s television policy is complete, the CRTC has encouraged the cable and satellite distributors to renew negotiations of agreements allowing its subscribers to continue to receive signals from across the country.
     In December 2006, the Federal Court of Canada ruled that the Part II Licence Fees, levied by the CRTC to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, are an illegal tax, but declined to order the reimbursement of the fees paid to date by the plaintiff broadcasters. The Court’s decision is being appealed by the federal government, which is contesting the declaration that Part II Licence Fees are an illegal tax, and the Canadian Association of Broadcasters, which is challenging the finding that their members are not entitled to recovery of fees paid to date. In June 2007, Bell ExpressVu, together with Rogers Cable and Cogeco Cable, were granted leave to intervene in these appeals. The fees in issue represent 1.365% of Bell ExpressVu’s annual revenue, dating from the launch of the service.

WIRELESS AND RADIO TOWERS

In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In June 2007 Industry Canada released its revised antenna siting and approval policy. The new policy maintains exclusive federal jurisdiction over the authority to regulate the siting of antennae and related supporting structures in Canada. The new policy, which comes into effect in January 2008, will require additional public notification in order to erect new tower sites which may require additional community consultation. The revised policy also includes dispute resolution guidelines and timelines which may facilitate new tower placement in some instances. While further encouraging the sharing of antennae sites where feasible, the new policy does not mandate tower sharing. Industry Canada is addressing tower sharing in its Advanced Wireless Services licensing consultation. See Mobile Spectrum below for more information.

MOBILE SPECTRUM

As discussed in more detail in the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A, on February 16, 2007, Industry Canada initiated a consultation that in total, could make 105 MHz of spectrum available, to be licensed through a competitive spectrum auction likely occurring in early 2008. The consultation sought comments on a variety of policy and technical issues related to the spectrum, including whether any of the spectrum should be set aside for new entrants. Industry Canada also sought comments on whether spectrum caps could be used as an alternative method of facilitating new competitive entry into the Canadian wireless market. Furthermore, Industry Canada also invited comments concerning the policies related to wireless antennae tower sharing, and whether digital roaming should be mandated among all carriers, including any new entrants resulting from the licensing process. The adoption of such measures would strongly facilitate the introduction of new competitor(s) into the Canadian wireless market and would heighten the degree of competition in the already highly competitive wireless segment. Comments in response to Industry Canada’s consultation were filed in May 2007, with reply comments filed in June 2007. While the incumbent wireless licensees, including Bell Canada and Bell Mobility, opposed the adoption of the above measures, several potential entrants in their comments advocated the adoption of many or all of the above measures. Industry Canada has indicated that it will issue its final licensing and auction policy, subsequent to its review of the comments received, later in 2007. It is not possible to predict with any degree of certainty, at this time, whether Industry Canada will adopt any of the policies being canvassed in the consultation.

COMMISSIONER FOR COMPLAINTS FOR TELECOMMUNICATIONS SERVICES

In conjunction with the announcement, on April 4, 2007, of the framework for deregulation of local phone service in communities across Canada where competition exists, the Federal Government asked telecommunications service providers to work together to create an independent, industry-funded agency to handle complaints from consumers and small businesses which have been unable to resolve their complaints through direct communication with their service provider.
     On July 23, 2007, the Commissioner for Complaints for Telecommunications Services (CCTS) was launched. On the same date, Bell Aliant, Bell Canada and other telecommunications service providers filed with the CRTC a joint proposal for the structure and mandate of the CCTS. The CCTS does not replace telecommunications service providers’ normal complaint resolution processes, but is intended to assist where those processes do not resolve concerns. CCTS membership is open to all of Canada’s telecommunications service providers.
     Please see the section entitled Regulatory Environment in the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A, for a more complete description of the above-mentioned regulatory initiatives and proceedings and for a description of other regulatory initiatives and proceedings concerning us.

28 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Assumptions and Risks Underlying Our Forward-Looking Statements

This section describes assumptions made by us in preparing forward-looking statements and risks that could affect our business and results.

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

Forward-looking statements made in the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A and this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements and that, unless otherwise indicated in the BCE 2007 First Quarter MD&A or in this MD&A, we believe are still reasonable as at the date of this MD&A. In the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A, we outlined the principal assumptions that we made in the preparation of these forward-looking statements. These assumptions included:

  assumptions about the Canadian economy related to GDP growth and a decrease in the business prime rate and the Consumer Price Index market assumptions related to: (i) revenue growth in the overall Canadian telecommunications market, (ii) the continued decrease in the residential wireline voice services revenues, (iii) the intense wireline competition in both the business and residential telecommunications markets, and (iv) the growth in revenues for the Canadian wireless, video and Internet markets operational and financial assumptions related to:

  (i) growth in wireless, video and high-speed Internet subscribers as well as higher ARPU for these services; (ii) stabilization of the continued decrease in our residential network access services; (iii) restructuring costs; (iv) amortization expense; (v) effective tax rate; (vi) total net benefit plans cost; (vii) funding of our net benefit plans; (viii) Bell Canada’s capital intensity; and (ix) productivity improvements assumptions about transactions related to:

  (i) BCE Inc.’s plans to repurchase up to 5% of its common shares, which repurchases were suspended pending completion of BCE Inc.’s strategic alternatives review process; and (ii) the closing of the previously announced sale of Telesat in mid-2007.

Please see the section entitled Assumptions Made in the Preparation of Forward-Looking Statements in the BCE 2006 MD&A at pages 47 and 48 of the BCE 2006 Annual Report, as subsequently updated in the BCE 2007 First Quarter MD&A, for a more complete description of the above-mentioned assumptions.

UPDATES TO THE DESCRIPTION OF ASSUMPTIONS

The following are significant updates to the description of assumptions contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements of the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A. For ease of reference, the updates to the description of assumptions below have been presented under the same headings as in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements of the BCE 2006 MD&A.

Operational and Financial Assumptions

Financial

At the time we made forward-looking statements for 2007 in the BCE 2006 MD&A, we assumed that the Canadian business prime rate would decline from its 2006 year-end level. Instead, the Canadian business prime rate has increased from its 2006 year-end level and we expect this trend to continue for the remainder of 2007. However, we do not expect that this change will have a material adverse impact on our business and results.

Operational

At the time we made forward-looking statements for 2007 in the BCE 2006 MD&A, we assumed growth in video subscribers. Instead, we now expect no growth or moderate growth in the number of our video subscribers for 2007 given the level of additions to date, continued softness of indirect sales channels and our focus on profitability.

Assumptions About Transactions

On February 9, 2007, BCE Inc. commenced its latest NCIB program to purchase for cancellation up to 5% of its outstanding common shares. However, pending completion of BCE Inc.’s strategic alternatives review process, purchases under the NCIB were suspended and continue to remain suspended despite the completion of such review process and the announcement on June 30, 2007 that BCE Inc. entered into the Definitive Agreement.
     On December 18, 2006, BCE Inc. announced the sale of its satellite services subsidiary Telesat. The closing of the sale is now expected to take place in the third quarter of 2007 instead of mid-2007.

29 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

     As previously indicated, on June 30, 2007, BCE Inc. announced that it had entered into the Definitive Agreement for BCE Inc. to be acquired by the Investor Group. The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Competition Bureau, Industry Canada and other applicable governmental authorities; (ii) required BCE Inc. shareholder approval; (iii) necessary court approvals; and (iv) certain termination rights available to the parties under the Definitive Agreement. There can be no assurance that these approvals will be obtained, the other conditions to the transaction will be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement will not exercise their termination rights. In such cases the proposed transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed transaction could have a material adverse impact on the market price of BCE Inc.’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, BCE Inc. could have to pay to the Investor Group significant fees and costs.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A, included risks associated with:

  the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks health concerns about radio frequency emissions
  potential legislation restricting in-vehicle use of cell phones the availability and cost of capital required to implement our business plan and fund capital and other expenditures the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively increased pension fund contributions
  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and significantly influenced companies to pay dividends or otherwise make distributions to it to service BCE Inc.’s indebtedness and to pay dividends
  BCE Inc.’s ability to maintain its dividend policy
  the impact of Bell Aliant’s performance and the tax treatment of income trusts on Bell Aliant’s ability to make cash distributions to its unitholders stock market volatility
  our ability to find suitable companies to acquire or to partner with, to integrate the operations of acquired companies and to complete dispositions the potential for licences on which we rely to provide services to be revoked or not renewed when they expire launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

30 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Please see the section entitled Risks That Could Affect Our Business and Results in the BCE 2006 MD&A at pages 48 to 55 of the BCE 2006 Annual Report, as subsequently updated in the BCE 2007 First Quarter MD&A, and the sections entitled Competitive Environment and Regulatory Environment in the BCE 2006 MD&A, at pages 39 to 47 of the BCE 2006 Annual Report, as subsequently updated in the BCE 2007 First Quarter MD&A, for a more complete description of the above-mentioned risks.

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section entitled Risks That Could Affect Our Business and Results of the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section entitled Risks That Could Affect Our Business and Results of the BCE 2006 MD&A.

Renegotiating Labour Agreements

The collective agreement between the CEP Atlantic Communications Council (CEPACC) and Bell Aliant representing approximately 3,500 craft, clerical and operator employees in the four Atlantic provinces was to expire on December 31, 2007. On July 26, 2007, Bell Aliant and the CEPACC announced that the employees voted to accept a new four-year collective agreement. The new agreement extends the current contract from December 31, 2007 to December 31, 2011.

Potential Legislation Restricting In-Vehicle Use of Cellphones

Some studies suggest that irresponsible use of cellphones while driving may result in more motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in-vehicle use of wireless devices.
     The Québec Provincial Government announced in June 2007 that it intends to introduce legislation in the Fall 2007 banning the use of handheld cellphones while driving.
     The Québec Provincial Government further indicated that it is going to study the use of hands-free devices and may introduce additional legislation if the study shows that the use of hands-free devices by drivers contributes to vehicle accidents.
     If any of these happen, cellphone use in vehicles may be affected, which may negatively affect our wireless business.

Liquidity

Further to BCE Inc.’s announcement on April 17, 2007 that it was reviewing its strategic alternatives, its June 30, 2007 announcement that it entered into the Definitive Agreement for the purchase of BCE Inc. by the Investor Group and the possibility of a substantial leveraging of BCE Inc. and Bell Canada, Standard and Poor’s, Moody’s Investor Services, Inc. and Dominion Bond Rating Service Limited have placed the ratings of BCE Inc. and Bell Canada under review for possible downgrade and Fitch Ratings Ltd. downgraded BCE Inc.’s and Bell Canada’s senior unsecured debt to BB- from BBB+ and Bell Canada’s subordinated debt to B+ from BBB and placed the ratings of BCE Inc. and Bell Canada on Rating Watch Negative. Also, Standard and Poor’s has stated that the approval of a going private transaction by BCE Inc.’s shareholders will constitute a key milestone at which time the ratings will likely be lowered. Given these developments, our ability to access the public debt capital markets, at this time, may have been adversely affected. We expect that the current circumstances, including possible further downgrades, could adversely affect our ability to access the public debt capital markets and the bank credit market. In addition to having a reduced amount of funding available to us, such funding would likely be made available on less favourable terms and conditions and would likely significantly increase our cost of borrowing, should we elect to borrow funds. In particular, it would be expected to limit, in whole or in part, BCE Inc.’s and Bell Canada’s ability to use their short-term commercial paper programs and their medium-term notes programs or Bell Canada’s sale of receivables program. Accordingly, this development could have a material and adverse effect on our liquidity.
     Furthermore, BCE Inc.’s covenants under the Definitive Agreement significantly reduce BCE Inc.’s ability to access the public debt capital markets and generally prevent it from raising equity capital without the consent of the Investor Group.

Dividend Policy

On December 12, 2006, BCE Inc. announced the establishment of a dividend policy based on a target dividend payout percentage range of earnings per share before net gains (losses) on investments and restructuring costs. Under the Definitive Agreement with the Investor Group, BCE Inc. has committed to not increase its common share dividend while the Definitive Agreement is effective, without the consent of the Investor Group.

31 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2006 MD&A.
     We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2006 MD&A, except as noted below.

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Financial Instruments and Comprehensive Income

We adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income as of January 1, 2007. The initial adoption of these new standards did not have a significant effect on the balance sheets. Details of the transition adjustments are presented in the statements of deficit and in Note 12, Accumulated Other Comprehensive Income (Loss). The resulting changes in our accounting policies are described in the following paragraphs.

Available-for-sale financial assets

We generally designate our investments in securities as available-for-sale. They are classified in our balance sheets as other long-term assets. These securities are initially recorded at their acquisition cost, including related transaction costs, on the date of trade. Investments in publicly-traded securities are subsequently adjusted to fair value as at the date of the balance sheets, and the corresponding unrealized gains and losses are recorded in our statements of comprehensive income.

Long-term debt

Long-term debt, including related debt issue costs, is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship.

Fair value hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. Changes in the fair value of these derivatives and the related long-term debt are recognized in the statements of operations and offset, except for any ineffective portion of the hedging relationship which is recognized immediately in income.

Cash flow hedges

Our cash flow hedges primarily consist of cross-currency swaps and forward foreign exchange contracts used to mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are transferred to the statements of operations in the same periods the corresponding hedged items are recognized in income.

Embedded derivatives

We separately account for any derivatives embedded in other instruments, except for foreign currency derivatives embedded in a non-financial instrument, as permitted by the new standards.

Comprehensive income

Our statements of comprehensive income include unrealized gains and losses on available-for-sale financial assets, changes in the fair value of derivative instruments designated as cash flow hedges and foreign currency translation gains and losses on net investments in self-sustaining foreign operations.

32 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, and restructuring and other items.

The term EBITDA does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA on a consolidated basis.

BCE	Q2 2007	Q2 2006	YTD 2007	YTD 2006

Operating income	898	894	1,815	1,748
Amortization expense	807	789	1,594	1,545
Restructuring and other items	72	50	108	138

EBITDA	1,777	1,733	3,517	3,431

BELL	Q2 2007	Q2 2006	YTD 2007	YTD 2006

Operating income	681	688	1,392	1,342
Amortization expense	646	631	1,274	1,218
Restructuring and other items	71	35	111	120

EBITDA	1,398	1,354	2,777	2,680

33 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS

The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

BCE	Q2 2007	Q2 2006	YTD 2007	YTD 2006

Operating income	898	894	1,815	1,748
Restructuring and other items	72	50	108	138

Operating income before restructuring and other items	970	944	1,923	1,886

BELL	Q2 2007	Q2 2006	YTD 2007	YTD 2006

Operating income	681	688	1,392	1,342
Restructuring and other items	71	35	111	120

Operating income before restructuring and other items	752	723	1,503	1,462

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT

The term net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.
     The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.

	Q2 2007		Q2 2006		YTD 2007		YTD 2006

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	667	0.83	476	0.53	1,166	1.45	953	1.05
Restructuring and other items(1)	46	0.06	27	0.03	71	0.09	85	0.09
Net gains on investments	(268)	(0.33)	(35)	(0.04)	(372)	(0.46)	(116)	(0.13)
Other costs incurred to form Bell Aliant(2)	–	–	14	0.02	–	–	14	0.02

Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant	445	0.56	482	0.54	865	1.08	936	1.03

 (1) Includes transactions costs associated with the formation of Bell Aliant. These costs relate mainly to financial advisory, professional and consulting fees. In Q2 2006, we incurred $13 million ($6 million after tax and non-controlling interest) of transaction costs, and $43 million ($26 million after tax and non-controlling interest) in the first six months of 2006.
(2) Includes premium cost incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In Q2 2006 and on a year-to-date basis, we incurred $40 million ($14 million after tax and non-controlling interest).

34 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

FREE CASH FLOW

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
    We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q2 2007	Q2 2006	YTD 2007	YTD 2006

Cash flows from operating activities	1,414	1,302	2,381	2,250
Capital expenditures	(745)	(857)	(1,467)	(1,438)
Total dividends paid	(432)	(371)	(838)	(758)
Other investing activities	(1)	(8)	1	(11)

Free cash flow	236	66	77	43

35 BCE INC. 2007 QUARTERLY REPORT

Consolidated Statements of Operations

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2007	2006	2007	2006

Operating revenues		4,438	4,374	8,823	8,717

Operating expenses		(2,661)	(2,641)	(5,306)	(5,286)
Amortization expense	3	(807)	(789)	(1,594)	(1,545)
Restructuring and other items	3,5	(72)	(50)	(108)	(138)

Total operating expenses		(3,540)	(3,480)	(7,008)	(6,969)

Operating income		898	894	1,815	1,748
Other (expense) income	6	(20)	(36)	112	(45)
Interest expense		(220)	(227)	(435)	(459)

Pre-tax earnings from continuing operations		658	631	1,492	1,244
Income taxes	7	(8)	(153)	(221)	(322)
Non-controlling interest		(88)	(37)	(183)	(78)

Earnings from continuing operations		562	441	1,088	844
Discontinued operations	8	138	53	141	144

Net earnings		700	494	1,229	988
Dividends on preferred shares		(33)	(18)	(63)	(35)

Net earnings applicable to common shares		667	476	1,166	953

Net earnings per common share – basic
Continuing operations		0.65	0.47	1.27	0.89
Discontinued operations		0.18	0.06	0.18	0.16
Net earnings		0.83	0.53	1.45	1.05
Net earnings per common share – diluted
Continuing operations		0.65	0.47	1.27	0.89
Discontinued operations		0.18	0.06	0.18	0.16
Net earnings		0.83	0.53	1.45	1.05
Dividends per common share		0.365	0.33	0.730	0.66
Average number of common shares outstanding – basic (millions)		803.2	896.4	804.6	908.4

36 BCE INC. 2007 QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2007	2006	2007	2006

Net earnings		700	494	1,229	988
Other comprehensive (loss) income – net of income taxes
Net change in unrealized gains on available-for-sale financial assets	1,12	1	–	276	–
Net change in losses on derivatives designated as cash flow hedges	1,12	(6)	–	(4)	–
Net change in unrealized (losses) gains on currency translation adjustment (CTA)	1,12	–	(2)	2	70

Other comprehensive (loss) income		(5)	(2)	274	70

Comprehensive income		695	492	1,503	1,058

Consolidated Statements of Deficit

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2007	2006	2007	2006

Balance at beginning of period		(4,229)	(4,747)	(4,343)	(4,763)
Adjustment to deficit upon adoption of new financial instruments accounting standards on January 1, 2007		–	–	4	–
Net earnings		700	494	1,229	988
Dividends declared on preferred shares		(33)	(18)	(63)	(35)
Dividends declared on common shares		(289)	(294)	(585)	(596)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	10	(2)	(141)	(95)	(300)

Balance at end of period		(3,853)	(4,706)	(3,853)	(4,706)

37 BCE INC. 2007 QUARTERLY REPORT

Consolidated Balance Sheets

		JUNE 30,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2007	2006

ASSETS

Current assets
Cash and cash equivalents		365	569
Accounts receivable		2,091	1,864
Other current assets		1,129	1,226
Current assets of discontinued operations	8	–	25

Total current assets		3,585	3,684
Capital assets		22,019	22,079
Other long-term assets		3,357	3,030
Indefinite-life intangible assets		2,913	2,902
Goodwill	3,9	5,948	5,475
Non-current assets of discontinued operations	8	–	1

Total assets		37,822	37,171

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		3,297	3,234
Interest payable		165	165
Dividends payable		339	315
Debt due within one year		2,033	986
Current liabilities of discontinued operations	8	–	2

Total current liabilities		5,834	4,702
Long-term debt		10,605	11,781
Other long-term liabilities		4,934	5,139
Non-current liabilities of discontinued operations	8	–	2

Total liabilities		21,373	21,624

Non-controlling interest	9,10	1,209	2,180

SHAREHOLDERS’ EQUITY

Preferred shares	10	2,770	1,670

Common shareholders’ equity
Common shares	10	13,512	13,487
Contributed surplus	10	2,534	2,555
Accumulated other comprehensive income (loss)	1,12	277	(2)
Deficit		(3,853)	(4,343)

Total common shareholders’ equity		12,470	11,697

Total shareholders’ equity		15,240	13,367

Total liabilities and shareholders’ equity		37,822	37,171

38 BCE INC. 2007 QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2007	2006	2007	2006

Cash flows from operating activities
Earnings from continuing operations		562	441	1,088	844
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	3	807	789	1,594	1,545
Net benefit plans cost	4	98	134	200	270
Restructuring and other items	3,5	72	50	108	138
Net losses (gains) on investments	6	2	–	(119)	(2)
Future income taxes		(112)	105	(1)	303
Non-controlling interest		88	37	183	78
Contributions to employee pension plans	4	(79)	(41)	(187)	(72)
Other employee future benefit plan payments	4	(24)	(23)	(48)	(48)
Payments of restructuring and other items		(19)	(34)	(71)	(70)
Operating assets and liabilities		19	(156)	(366)	(736)

Cash flows from operating activities		1,414	1,302	2,381	2,250

Cash flows used in investing activities
Capital expenditures	3	(745)	(857)	(1,467)	(1,438)
Business acquisitions		(2)	(12)	(149)	(39)
Bell Aliant Regional Communications Income Fund (Bell Aliant)		(3)	(51)	(7)	(73)
Increase in investments		(3)	(105)	(16)	(119)
Decrease in investments		6	13	13	64
Other investing activities		(1)	(8)	1	(11)

Cash flows used in investing activities		(748)	(1,020)	(1,625)	(1,616)

Cash flows used in financing activities
Increase in notes payable and bank advances		508	232	823	165
Issue of long-term debt		30	298	1,055	298
Repayment of long-term debt		(837)	(529)	(2,012)	(826)
Issue of common shares		118	1	132	2
Repurchase of common shares	10	(4)	(469)	(227)	(994)
Issue of equity securities by subsidiaries to non-controlling interest		–	10	–	13
Redemption of equity securities by subsidiaries from non-controlling interest		(138)	(255)	(212)	(255)
Cash dividends paid on common shares		(290)	(302)	(560)	(607)
Cash dividends paid on preferred shares		(33)	(20)	(56)	(41)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(109)	(49)	(222)	(110)
Other financing activities		(7)	(15)	(48)	(29)

Cash flows used in financing activities		(762)	(1,098)	(1,327)	(2,384)

Cash used in continuing operations		(96)	(816)	(571)	(1,750)
Cash provided by discontinued operations	8	350	50	355	1,417

Net increase (decrease) increase in cash and cash equivalents		254	(766)	(216)	(333)
Cash and cash equivalents at beginning of period		111	878	581	445

Cash and cash equivalents at end of period		365	112	365	112

Consists of:
Cash and cash equivalents of continuing operations		365	129	365	129
Bank indebtedness of discontinued operations	8	–	(17)	–	(17)

Total		365	112	365	112

39 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2006, on pages 64 to 105 of BCE Inc.’s 2006 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2006, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect the sale of Aliant Directory Services (ADS) which is shown as discontinued operations.

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Financial Instruments and Comprehensive Income

We adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income as of January 1, 2007. The initial adoption of these new standards did not have a significant effect on the balance sheets. Details of the transition adjustments are presented in the statements of deficit and in Note 12, Accumulated Other Comprehensive Income (Loss). The resulting changes in our accounting policies are described in the following paragraphs.

Available-for-sale financial assets

We generally designate our investments in securities as available-for-sale. They are classified in our balance sheets as other long-term assets. These securities are initially recorded at their acquisition cost, including related transaction costs, on the date of trade. Investments in publicly-traded securities are subsequently adjusted to fair value as at the date of the balance sheets, and the corresponding unrealized gains and losses are recorded in our statements of comprehensive income.

Long-term debt

Long-term debt, including related debt issue costs, is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship.

Fair value hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. Changes in the fair value of these derivatives and the related long-term debt are recognized in the statements of operations and offset, except for any ineffective portion of the hedging relationship which is recognized immediately in income.

40 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies (continued)

Cash flow hedges

Our cash flow hedges primarily consist of cross-currency swaps and forward foreign exchange contracts used to mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are transferred to the statements of operations in the same periods the corresponding hedged items are recognized in income.

Embedded derivatives

We separately account for any derivatives embedded in other instruments, except for foreign currency derivatives embedded in a non-financial instrument, as permitted by the new standards.

Comprehensive Income

Our statements of comprehensive income include unrealized gains and losses on available-for-sale financial assets, changes in the fair value of derivative instruments designated as cash flow hedges and foreign currency translation gains and losses on net investments in self-sustaining foreign operations.

Note 2. Going-Private Transaction

On June 29, 2007, BCE Inc. entered into a definitive agreement to be acquired by an investor group (the purchaser) led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. The all-cash transaction is valued at $51.7 billion, including $16.9 billion of debt, preferred equity and non-controlling interest. The transaction will be completed through a plan of arrangement, which will require the approval of two-thirds of the outstanding common and preferred shareholders of BCE Inc., voting as a class. The transaction is also subject to the customary approvals, including Canadian Radio-television and Telecommunications Commission approval for the transfer of our broadcasting licences, and Industry Canada approval with respect to the transfer of our spectrum licences.
     Under the terms of the definitive agreement if approved by shareholders and regulatory authorities, the purchaser will acquire all of the common shares of BCE Inc. at a price of $42.75 per common share and all preferred shares of BCE Inc. at prices ranging from $25.25 to $25.87, depending on the series. Financing for the transaction has been committed fully through a syndicate of banks acting on behalf of the purchaser.

Note 3. Segmented Information

In the first quarter of 2007, our management structure changed and as a result, our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. We have restated prior periods to reflect these new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our Wholesale business which provides local telephone, long distance, wireless, data and other services to resellers and other carriers.
     The Bell Wireless segment provides wireless telephone and paging services and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, data, and other information technology and communication services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
     Telesat provides satellite communications and systems management and also provides consulting services in establishing, operating and upgrading satellite systems worldwide.

41 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 3. Segmented Information (continued)

EARNINGS

			THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2007	2006	2007	2006

Operating revenues

Bell Wireline	External customers	2,613	2,634	5,210	5,286
	Inter-segment	41	42	82	86

		2,654	2,676	5,292	5,372

Bell Wireless	External customers	994	927	1,937	1,797
	Inter-segment	12	10	21	21

		1,006	937	1,958	1,818

Inter-segment eliminations – Bell		(12)	(14)	(23)	(27)

Bell		3,648	3,599	7,227	7,163

Bell Aliant	External customers	733	730	1,490	1,465
	Inter-segment	93	85	187	173

		826	815	1,677	1,638

Telesat	External customers	98	83	186	169
	Inter-segment	63	37	97	69

		161	120	283	238

Inter-segment eliminations – BCE		(197)	(160)	(364)	(322)

Total operating revenues		4,438	4,374	8,823	8,717

Operating income

Bell Wireline		390	449	806	885
Bell Wireless		291	239	586	457

Bell		681	688	1,392	1,342
Bell Aliant		183	173	360	342
Telesat		60	39	98	78

Inter-segment eliminations		(26)	(6)	(35)	(14)

Total operating income		898	894	1,815	1,748
Other (expense) income		(20)	(36)	112	(45)
Interest expense		(220)	(227)	(435)	(459)
Income taxes		(8)	(153)	(221)	(322)
Non-controlling interest		(88)	(37)	(183)	(78)

Earnings from continuing operations		562	441	1,088	844

ASSETS
				JUNE 30,	DECEMBER 31,
				2007	2006

Bell Wireline				24,969	24,496
Bell Wireless				5,245	5,304

Bell				30,214	29,800
Bell Aliant				6,246	6,022
Telesat				1,940	1,845

Inter-segment eliminations				(578)	(496)

Total assets				37,822	37,171

42 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 3. Segmented Information (continued)

GOODWILL
	JUNE 30,	DECEMBER 31,
	2007	2006

Bell Wireline	3,439	3,429
Bell Wireless	1,248	1,248

Bell	4,687	4,677
Bell Aliant	1,164	700
Telesat	97	98

Total goodwill	5,948	5,475

CAPITAL EXPENDITURES
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006

Bell Wireline	(460)	(521)	(863)	(870)
Bell Wireless	(78)	(107)	(217)	(184)

Bell	(538)	(628)	(1,080)	(1,054)
Bell Aliant	(144)	(143)	(259)	(255)
Telesat	(63)	(86)	(128)	(129)

Total capital expenditures	(745)	(857)	(1,467)	(1,438)

AMORTIZATION EXPENSE
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006

Bell Wireline	(536)	(521)	(1,054)	(997)
Bell Wireless	(110)	(110)	(220)	(221)

Bell	(646)	(631)	(1,274)	(1,218)
Bell Aliant	(141)	(146)	(283)	(297)
Telesat	(20)	(12)	(37)	(30)

Total amortization expense	(807)	(789)	(1,594)	(1,545)

RESTRUCTURING AND OTHER ITEMS
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006

Bell Wireline	(71)	(35)	(111)	(119)
Bell Wireless	–	–	–	(1)

Bell	(71)	(35)	(111)	(120)
Bell Aliant	(1)	(15)	3	(18)
Telesat	–	–	–	–

Total restructuring and other items	(72)	(50)	(108)	(138)

43 BCE INC. 2007 QUARTERLY REPORTT

Notes to Consolidated Financial Statements

Note 4. Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006

Pension benefits:
DB plans cost	(62)	(86)	(125)	(172)
DC plans cost	(10)	(6)	(20)	(14)
Other future benefits cost	(26)	(42)	(55)	(84)

Net benefit plans cost(1)	(98)	(134)	(200)	(270)

(1) Net benefit plans cost is included as part of operating expenses in the statements of operations.

DB PLANS COST
		THREE MONTHS				SIX MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006	2007	2006	2007	2006

Current service cost	(71)	(70)	(3)	(7)	(142)	(140)	(6)	(14)
Interest cost on accrued benefit obligation	(215)	(209)	(24)	(28)	(430)	(418)	(49)	(55)
Expected return on plan assets	257	245	3	3	514	489	6	6
Amortization of past service costs	(3)	(3)	6	2	(6)	(6)	10	3
Amortization of net actuarial losses	(30)	(47)	(9)	(6)	(61)	(94)	(18)	(12)
Amortization of transitional asset (obligation)	1	1	1	(6)	3	3	2	(12)
Increase in valuation allowance	(1)	(3)	–	–	(3)	(6)	–	–

DB plans cost	(62)	(86)	(26)	(42)	(125)	(172)	(55)	(84)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

		THREE MONTHS				SIX MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006	2007	2006	2007	2006

Bell Aliant	(22)	(32)	(2)	(2)	(45)	(56)	(4)	(4)
Bell Canada	(57)	(9)	(21)	(21)	(142)	(16)	(43)	(44)
Telesat	–	–	(1)	–	–	–	(1)	–

Total	(79)	(41)	(24)	(23)	(187)	(72)	(48)	(48)

Comprised of:
Contributions to DB plans	(71)	(39)	(24)	(23)	(170)	(68)	(48)	(48)
Contributions to DC plans	(8)	(2)	–	–	(17)	(4)	–	–

44 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 5. Restructuring and Other Items

The following tables provide a summary of the costs recognized for the three months and six months ended June 30, 2007, as well as the corresponding liability as at June 30, 2007.

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006

Restructuring	(15)	(30)	(50)	(75)
Real estate	(13)	(10)	(19)	(23)

Total restructuring costs	(28)	(40)	(69)	(98)
Other charges	(44)	(10)	(39)	(40)

Restructuring and other items	(72)	(50)	(108)	(138)

	BELL CANADA	BELL ALIANT	CONSOLIDATED

Balance in accounts payable and accrued liabilities at December 31, 2006	85	4	89
2007 restructuring costs(1)	20	1	21
Real estate	19	–	19
Less:
Cash payments	(43)	(2)	(45)

Balance in accounts payable and accrued liabilities at June 30, 2007	81	3	84

(1) Excludes amounts related to net benefit plans cost ($29 million).

RESTRUCTURING COSTS

Restructuring costs of $28 million in the second quarter of 2007 and $69 million on a year-to-date basis in 2007 consist mainly of:

  charges at Bell Canada of $14 million in the second quarter of 2007 and $23 million on a year-to-date basis in 2007 related to restructuring initiatives for the involuntary departure of approximately 210 employees in the second quarter and 370 employees on a year-to-date basis charges at Bell Canada of $26 million on a year-to-date basis in 2007 related to a voluntary early retirement plan accepted by approximately 250 employees. Of the 250 employees, 202 receive immediate pension and post-employment benefits, and 190 of those also receive an additional guaranteed pension payable up to 65 years of age. The remaining 48 employees received a special cash allowance. The program is complete.

  charges at Bell Aliant of $1 million in the second quarter and on a year-to-date basis in 2007 related to restructuring initiatives charges at Bell Canada of $13 million in the second quarter of 2007 and $19 million on a year-to-date basis in 2007 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce between 2004 to 2007, bringing our cumulative expense since 2004 to $147 million. We expect to spend approximately $26 million to relocate employees and close real estate facilities no longer needed as a result of our 2005 and 2006 restructuring initiatives, which amount will be expensed as incurred.

In addition, as part of our plan to relocate employees to campus environments in Calgary, Toronto and Montreal, to be complete by 2009, we expect to spend approximately $15 million for relocation costs, $20 million for lease buyout costs and $80 million for lease vacancy costs beginning in 2008 and extending to 2024.
     Restructuring costs of $40 million in the second quarter of 2006 and $98 million on a year-to-date basis in 2006 consist mainly of:

  charges at Bell Canada of $20 million in the second quarter of 2006 and $65 million on a year-to-date basis in 2006 related to restructuring initiatives for the involuntary departure of approximately 300 employees in the second quarter and 1,200 employees on a year-to-date basis charges at Bell Aliant of $9 million in the second quarter and on a year-to-date basis in 2006 related to restructuring initiatives for the departure of approximately 30 employees charges at Bell Canada of $11 million in the second quarter and $24 million on a year-to-date basis in 2006 to relocate employees and close real estate facilities that are no longer needed because of the reduction in the workforce as a result of our 2004 to 2006 restructuring initiatives.

45 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 5. Restructuring and Other Items (continued)

OTHER CHARGES

We recorded other charges of $44 million in the second quarter of 2007 and $39 million on a year-to-date basis in 2007 related primarily to transaction costs associated with the review of strategic alternatives, see Note 2, Going-Private Transaction. These transaction costs relate mainly to financial advisory, professional and consulting fees. Of the total costs, $3 million was paid on a year-to-date basis in 2007, and is included in cash flows used in investing activities in the statement of cash flows. We expect to incur additional costs to complete the privatization transaction through to the closing.
     We recorded other charges of $10 million in the second quarter of 2006 and $40 million on a year-to-date basis in 2006 related primarily to transaction costs associated with the formation of Bell Aliant. These transaction costs relate mainly to financial advisory, professional and consulting fees.

Note 6. Other (Expense) Income

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006

Net (losses) gains on investments	(2)	–	119	2
Interest income	8	8	13	20
Securitization losses	(15)	(14)	(30)	(27)
Premium on redemption of Bell Aliant debt	–	(40)	–	(40)
Other	(11)	10	10	–

Other (expense) income	(20)	(36)	112	(45)

NET GAINS ON INVESTMENTS

Net gains on investments of $119 million on a year-to-date basis in 2007 resulted from:

  a $92 million dilution gain from the Bell Nordiq Income Fund privatization in the first quarter of 2007 other net gains on investments of $27 million.

PREMIUM ON REDEMPTION OF BELL ALIANT DEBT

On June 30, 2006, as part of the formation of Bell Aliant, Bell Aliant incurred a charge of $40 million on the early redemption of all of its outstanding 10.75% First Mortgage Bonds, Series T and, on July 4, 2006, the early redemption of all of its outstanding 11.4% First Mortgage Bonds, Series V.

Note 7. Income Taxes

During the second quarter of 2007, we reached a settlement with the Canada Revenue Agency on an uncertain tax position in connection with the sale of an investment in a prior year. This resulted in the reversal of a tax accrual.

Note 8. Discontinued Operations

		THREE MONTHS			SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006	(1)	2007	2006	(1)

ADS	112	3		114	6
Bell Canada International Inc. (BCI)	25	52		25	52
CTVglobemedia Inc. (CTVglobemedia)	1	15		2	22
CGI Group Inc. (CGI)	–	(17)		–	63
Emergis Inc.	–	–		–	1

Net gain from discontinued operations	138	53		141	144

46 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 8. Discontinued Operations (continued)

The following table is a summarized statement of operations for the discontinued operations.

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006 (1)	2007	2006 (1)

Revenue	10	429	20	854

Income from discontinued operations	8	65	14	102
Gain from discontinued operations	340	35	341	115
Income tax expense on operating income	(3)	(31)	(5)	(46)
Income tax expense on gain	(56)	–	(56)	–
Non-controlling interest	(151)	(16)	(153)	(27)

Net gain from discontinued operations	138	53	141	144

The following table is a summary of cash provided by discontinued operations.
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006 (1)	2007	2006 (1)

Cash flows (used in) from operating activities	(2)	30	3	(58)
Cash flows from investing activities	352	43	352	874
Cash flows (used in) from financing activities	–	(23)	–	601

Cash provided by discontinued operations	350	50	355	1,417

(1) Included in discontinued operations in the second quarter of 2006 and on a year-to-date basis in 2006 are the results of CTVglobemedia.

ADS

On February 19, 2007, Yellow Pages Group (YPG), through Yellow Pages Income Fund, and Bell Aliant announced that they had entered into a memorandum of understanding for YPG to acquire the assets of ADS, a partnership held 87.14% by Bell Aliant and the balance by YPG. As at March 31, 2007, we have accounted for ADS as a discontinued operation and no longer proportionately consolidate its financial results. ADS was previously included in the Bell Aliant segment.
     On April 30, 2007, YPG, through Yellow Pages Income Fund, and Bell Aliant announced that they had completed the transaction in accordance with the terms previously announced on February 19, 2007, and we realized net proceeds of $327 million. The gain on disposition was $110 million.

BCI

In June 2007, we recorded a return of capital of $25 million from BCI, which reflects the final distribution in the context of BCI’s plan of arrangement.
     In June 2006, BCE contributed to BCI an amount in satisfaction of its $61 million obligation with respect to the BCI income tax loss monetization transaction. In addition, as part of its liquidation process, BCI made a return of capital to BCE of $156 million on which we recorded a gain of $52 million.

CGI

On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million. Included in the net assets sold was goodwill of $674 million.
     On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which is available for sale, to fair market value based on its stock price at June 30, 2006.

CTVGLOBEMEDIA

In the third quarter of 2006, we reduced our interest in CTVglobemedia to 15%. It is accounted for as a discontinued operation and our remaining investment is accounted for using the cost method.

47 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 9. Goodwill

FOR THE PERIOD ENDED JUNE 30	2007

Balance – December 31, 2006	5,475
Goodwill arising from current period acquisitions	445
Goodwill arising from contingent consideration paid in respect of a prior year’s acquisition	3
Goodwill disposition resulting from issuance of units at Bell Aliant	(36)
Goodwill arising from repurchase of units at Bell Aliant (1)	62
Other	(1)

Balance – June 30, 2007	5,948

(1) As at June 30, 2007, Bell Aliant had repurchased a total of 6.8 million outstanding units for a total cash outlay of $209 million as a result of a normal course issuer bid (NCIB) it announced on February 28, 2007. The NCIB allows Bell Aliant to repurchase up to 13.7 million of its outstanding units and will expire on February 27, 2008.

BELL NORDIQ INCOME FUND

The goodwill arising from current period acquisitions, none of which is expected to be deductible for tax purposes, arose mainly from the acquisition by Bell Aliant of the remaining 36.7% interest in Bell Nordiq Income Fund that it did not already own. On January 16, 2007, Bell Nordiq Income Fund unit holders approved the privatization of Bell Nordiq Income Fund, previously announced on October 11, 2006. On January 29, 2007, the Bell Nordiq Income Fund unitholders received a special distribution of $4.00 cash per unit and, on January 30, 2007, received 0.4113 of a Bell Aliant unit for each Bell Nordiq Income Fund unit held. As a result, the impact on our balance sheet for non-controlling interest is an increase of $156 million.

SUMMARIZED BALANCE SHEET INFORMATION

The following is a summarized balance sheet disclosing the fair values assigned to each major asset and liability class as at the dates of acquisition.
     The purchase price allocation for all 2007 acquisitions includes certain estimates. The final purchase price allocation for each business acquisition will be completed within 12 months of the acquisition date.

	BELL NORDIQ	OTHER	TOTAL

Consideration received:

Goodwill	438	7	445
Non-controlling interest	95	2	97

Net assets acquired	533	9	542

Consideration given:

Cash	135	7	142
Acquisition costs	4	–	4
Non-cash	394	2	396

Total	533	9	542

48 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 10. Share Capital

PREFERRED SHARES

The following table is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at June 30, 2007. BCE Inc.’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL

SERIES	ANNUAL DIVIDEND RATE	CONVERTIBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMP- TION PRICE	AUTHORIZED	ISSUED AND OUTSTANDING	AT JUNE 30 2007	AT DEC. 31 2006

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	57
T	4.502%	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	5,720,209	143	143
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	5.319%	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	5.45%	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	–	–	–
AC	5.54%	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	–	–	–
AE	floating	Series AF	February 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	–
AF	4.40%	Series AE	February 1, 2010	February 1, 2010	$25.00	24,000,000	14,085,782	352	–
AG	4.35%	Series AH	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	–
AH	floating	Series AG	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	–
AI	4.65%	Series AJ	August 1, 2011	August 1, 2011	$25.00	22,000,000	14,000,000	350	–
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	–	–	–

								2,770	1,670

Plan of Arrangement

On January 25, 2007, the articles of amalgamation of BCE Inc. were amended to create six new Series of First Preferred Shares. These new series of preferred shares were created further to a plan of arrangement of Bell Canada whereby all of the issued and outstanding Bell Canada Class A Preferred Shares Series 15, 16, 17, 18, 19 and 20, having a stated capital of $1,100 million as at December 31, 2006, were exchanged for the corresponding Series AE, AF, AG, AH, AI and AJ of First Preferred Shares of BCE Inc. The impact on our balance sheet was a reclassification from our non-controlling interest to preferred shares of $1,100 million. This plan of arrangement became effective on January 31, 2007. The characteristics of the preferred shares of BCE Inc. issued under the plan of arrangement are described below.

Voting Rights

Subsequent to the plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, these issued and outstanding preferred shares are non-voting, except under special circumstances when the holders are entitled to one vote per share.

Entitlement to Dividends

Holders of Series AF, Series AG and Series AI shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation, as amended.
     Holders of Series AE and Series AH are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE  Inc.’s articles of amalgamation, as amended.
     If Series AJ shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

Conversion Features

Subsequent to the plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, all of the issued and outstanding preferred shares at June 30, 2007 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation, as amended.

49 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 10. Share Capital (continued)

Redemption Features

Subsequent to the plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, BCE Inc. may redeem each of Series AF, AG and AI shares on the applicable redemption date and every five years after that date.
     BCE Inc. may redeem Series AE and AH shares at any time at $25.50 per share.
     If Series AJ shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.

NCIB

On December 12, 2006, BCE Inc. announced its plan to renew its share repurchase program for an additional 12-month period to repurchase up to 5% of its outstanding common shares through a NCIB for which BCE Inc. obtained approval from the Toronto Stock Exchange (TSX) on February 6, 2007. No common shares were repurchased during the second quarter of 2007 as the NCIB has been suspended. As at June 30, 2007, BCE Inc. had repurchased a total of 7.4 million common shares, representing approximately 18% of the total common shares targeted for repurchase, for a total cash outlay of $227 million.
     Of the total amount, $123 million represents stated capital and reduced the total value of common shares and $9 million reduced the contributed surplus attributable to these common shares. The remaining $95 million was charged to the deficit.
     At June 30, 2007, BCE Inc. had 804.7 million common shares issued and outstanding.

Note 11. Stock-Based Compensation Plans

RESTRICTED SHARE UNITS (RSUs)
NUMBER OF
RSUs

Outstanding, January 1, 2007	2,985,035
Granted	56,465
Dividends credited	64,328
Payments	–
Forfeited	(82,900)

Outstanding, June 30, 2007	3,022,928

For the three months and six months ended June 30, 2007, we recorded compensation expense for RSUs of $7 million and $24 million, respectively. For the three months and six months ended June 30, 2006, we recorded compensation expense for RSUs of $6 million and $17 million, respectively.

STOCK OPTIONS
		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2007	24,241,848	$33
Granted	5,739,106	$31
Exercised	(4,471,793)	$31
Expired/forfeited	(6,911,930)	$31

Outstanding, June 30, 2007	18,597,231	$33

Exercisable, June 30, 2007	11,735,653	$35

For options granted before January 1, 2004, the right to exercise options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and can generally be exercised for a period of up to 10 years from the date of grant.
     For most options granted from January 1, 2004 until December 31, 2006, the right to exercise options vested after two and three years of continuous employment from the date of grant provided that a specific company-wide performance target was met. Options were exercisable when they vested and for a period up to six years from the date of grant. On March 7, 2007, it was determined that the target was not met and all of these stock options were forfeited.
     For most options granted as of March 2007, the right to exercise options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and can generally be exercised for a period of up to 6 years from the date of grant.

50 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 11. Stock-Based Compensation Plans (continued)

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The following table shows the assumptions used to determine the stock option expense using the Black-Scholes option pricing model.

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2007	2006	2007	2006

Compensation expense ($ millions)	2	2	5	5
Number of stock options granted	–	–	5,739,106	132,200
Weighted average fair value per option granted ($)	–	–	4	2
Weighted average assumptions:
Dividend yield	–	–	4.5%	4.3%
Expected volatility	–	–	20%	17%
Risk-free interest rate	–	–	4.0%	4.0%
Expected life (years)	–	–	4.5	3.5

Note 12. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE- FOR-SALE FINANCIAL ASSETS	DERIVATIVES DESIGNATED AS CASH FLOW HEDGES	CURRENCY TRANSLATION ADJUSTMENT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Restatement of previously recognized CTA upon adoption of new financial instruments accounting standards on January 1, 2007	–	–	(2)	(2)
Adjustments to opening balance in accumulated other comprehensive income (loss) upon adoption of new financial instruments accounting standards on January 1, 2007	25	(20)	–	5

Balance in accumulated other comprehensive income (loss) at January 1, 2007	25	(20)	(2)	3
Details of other comprehensive income

Unrealized gains (losses)	371	(7)	3	367
Income taxes on unrealized gains (losses)	(71)	2	(1)	(70)
Reclassification adjustment included in earnings	(24)	1	–	(23)

Other comprehensive income for the six months ended June 30, 2007	276	(4)	2	274

Balance in accumulated other comprehensive income (loss) at June 30, 2007	301	(24)	–	277

51 BCE INC. 2007 QUARTERLY REPORT

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